Exhibit 99.1

MINERA ANDES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2007

March 26, 2008

Table of Contents

GLOSSARY OF GEOLOGIC AND MINING TERMS	3

STATEMENT OF ABBREVIATIONS AND CONVERSION FACTORS	5

PRELIMINARY NOTES	6

CURRENCY DISCLOSURE	8

EFFECTIVE DATE	8

CORPORATE STRUCTURE	8

GENERAL DEVELOPMENT OF THE BUSINESS	10

DESCRIPTION OF THE BUSINESS	14

DESCRIPTION OF MINERAL PROJECTS	32

DIVIDENDS	59

DESCRIPTION OF CAPITAL STRUCTURE	59

MARKET FOR SECURITIES	60

DIRECTORS AND OFFICERS	61

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	65

TRANSFER AGENT AND REGISTRAR	67

MATERIAL CONTRACTS	67

INTERESTS OF EXPERTS	70

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS	71

SCHEDULE “A”	75

GLOSSARY OF GEOLOGIC AND MINING TERMS

The following is a glossary of technical terms which are used in this Annual Information Form:

“andesite” is a type of dark colored, fine grained volcanic rock;

“anomalous” means either a geophysical response that is higher or lower than the average background or rock samples that return assay values greater than the average background;

“argillic” means pertaining to clay or clay minerals;

“Bankable Feasibility Study” means the study, prepared to industry standards, based upon which a bank or other lending institution may loan the Corporation or MASA funds for production development on the Claims;

“breccia” means a course grained rock, composed of angular broken rock fragments held together by a finer grained matrix;

“Cateo” means an exploration concession for mineral rights granted to an individual or company in the Republic of Argentina, as defined by the Republic of Argentina Mining Code, as amended;

“Claims” means the Cateos, Manifestación de Descubrimiento, Mina, Estaca Mina (as defined by the Republic of Argentina Mining Code, as amended) described herein issued to MASA, MSC or the Corporation by the government of Argentina or any provincial government;

“dacite” is a type of fine-grained extrusive rock;

“Estaca Mina” means areas granted to extend the area covered by existing Minas;

“felsic” describes an igneous rock having abundant light colored minerals;

“graben” means an elongate crustal block that is bounded by faults on its long sides;

“grab sample” means one or more pieces of rock collected from a mineralized zone that when analyzed do not represent a particular width of mineralization nor necessarily the true mineral concentration of any larger portion of a mineralized area;

“igneous rock” means a rock formed by the cooling of molten rock either underground or at the surface of the earth;

“illitic” is a general name for a group of clay minerals;

“intrusive rock” means an igneous rock that, when in the molten or partially molten state, penetrated into or between other rocks, but cooled beneath the surface;

“low sulfidation” applies to a type of mineralization low in sulfur content;

“Manifestación de Descubrimiento” (literally, manifestation of discovery) means the intermediate stage between the exploration phase and exploitation phase of development;

“metamorphic rock” means an igneous or sedimentary rock that has been altered by exposure to heat and pressure (resulting from deep burial, contact with igneous rocks, compression in mountain building zones or a combination of these factors) but without complete melting. Metamorphosis typically results in partial recrystallization and the growth of new minerals.

“Metasediment” refers to metamorphosed sedimentary rock. “Metavolcanics” refers to metamorphosed volcanic rock;

“Mina” means an exploitation grant based on Manifestación de Descubrimiento;

“net smelter return royalty” is a form of royalty payable as a percentage of the value of the final product of a mine, after deducting the costs of transporting ore or concentrate to a smelter, insurance charges for such transportation, and all charges or costs related to smelting the ore. Normally, exploration, development and mining costs are not deducted in calculating a net smelter return royalty. However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty;

“net profits royalty” is a form of royalty payable as a percentage of the net profits of a mining operation. In contrast to net smelter return royalties, costs relating to exploration, development and mining may be deducted from the net proceeds of the operation in calculating the royalty. However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty;

“orebody” means a continuous well-defined mass of material containing enough ore to make extraction economically feasible;

“porphyry” means an igneous rock of any composition that contains conspicuous large mineral crystals in a fine-grained ground mass;

“pyroclastic” means pertaining to rock material formed by volcanic explosion or expulsion from a volcanic vent;

“rhyolite” is a type of felsic lava flow;

“stratabound” means a mineral deposit confined to a single stratigraphic unit;

“stratigraphy” means the science of rock strata;

“synvolcanic” means formed at the time of volcanic activity;

“tuffaceous” is a general term for all consolidated pyroclastic rocks;

“Underlying Royalty” means any royalties on the Claims that are part of the lease, purchase or option of said Claim from the owner or any royalties that may be imposed by the provincial government;

“vein” means a mineral filling of a fault or fracture in the host rock, typically in tabular or sheet-like form;

“VLF-EM” means a very low frequency electromagnetic geophysical instrument used in exploration to measure variances of conductivity in surficial sediments and bedrock;

“volcanic rock” (basalt, pillowed-flows, rhyolite) means an igneous rock that has been poured out or ejected at or near the earth’s surface;

“volcanoclastic rock” (wacke, tuff, turbidite) means a sedimentary rock derived from the transportation and deposition of volcanic rock fragments by air (tuff) or water (wacke or turbidite).

STATEMENT OF ABBREVIATIONS AND CONVERSION FACTORS

The following is a list of abbreviations used throughout this annual information form for technical terms:

Ag	silver
Au	gold
As	arsenic
Cu	copper
g/t Au	grams per tonne gold
g/t Ag	grams per tonne silver
g/t	grams per tonne
ha	hectare(s)
Hg	mercury
IP/RES	induced polarization and resistivity (survey)
kg	kilogram(s)
km	kilometer(s)
m	meter(s)
Mo	molybdenum
NSR	Net Smelter Return
oz	ounce
opt	ounces per ton
Pb	lead
ppb	parts per billion
ppm	parts per million
Sb	antimony
sq.	square
VLF-EM	very low frequency electromagnetic (survey)
Zn	zinc

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From Imperial	To Metric	Multiply by
acres	hectares	0.404686
feet	meters	0.30480
miles	kilometers	1.609344
tons	tonnes	0.907185
ounces (troy)/ton	grams/tonne	34.2857

1 mile = 1.609 kilometers	2,000 pounds (1 short ton) = 0.907 tonnes
1 yard = 0.9144 meters	1 ounce (troy) = 31.103 grams
1 acre = 0.405 hectares	1 ounce (troy)/ton = 34.2857 grams/tonne
2,204.62 pounds = 1 metric ton = 1 tonne

PRELIMINARY NOTES

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Annual Information Form (“AIF”) for Minera Andes Inc. (“Minera Andes” or “the Corporation”) that are not based on historical facts are referred to as “forward-looking statements.” These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in “Description of the Business- Risk Factors”, and elsewhere in this AIF.

You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

•

general economic and business conditions, including changes in interest rates, fluctuations in the prices for base metals, fluctuations in prices for securities in the resource sector, demand for base metals and other economic and business conditions;

•	escalating capital and operating costs (partly as a consequence of relatively high current metal prices) and shortage of mining and processing equipment;

•	natural phenomena or disasters that may affect completion of drill programs, exploration work, completion of feasibility studies or development, if warranted;

•	actions by government authorities, including changes in government regulation, permitting requirements or environmental legislation;

•	the company’s ability to raise sufficient financing to complete its planned exploration work on its properties and to develop the projects, if warranted;

•	future decisions by management in response to changing conditions, and

•	misjudgments, inaccurate assumptions or changes in conditions related to forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. You should not place undue reliance on such forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities law in effect in Canada, which differ from the requirements of United States law. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classifications System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the discloser: (a) identifies the source and state of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and (d) includes any more recent estimates or data available. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that dos not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CURRENCY DISCLOSURE

All currency amounts in this report are stated in U.S. dollars unless otherwise indicated. On December 31, 2007, the noon rate of exchange, as reported by The Bank of Canada for conversion of United States dollars into Canadian dollars was U.S. $1.00 = Cdn $.9881.

EFFECTIVE DATE

This Annual Information Form is dated March 26, 2008 and the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2007, being the date of the Corporation’s most recently completed year end or as otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

Minera Andes was formed upon the amalgamation of Scotia Prime Minerals, Incorporated and Minera Andes Inc. pursuant to the Business Corporations Act (Alberta). A certificate of amalgamation was issued by the Registrar of Corporations in the Province of Alberta on November 6, 1995.

On August 1, 1996 the Corporation’s articles were amended to allow shareholder’s meetings to be held in Vancouver, British Columbia, in addition to any place within Alberta.

On June 30, 2000 the Corporation’s articles were restated and amended to allow shareholder’s meetings to be held in the City of Vancouver, British Columbia, the City of Spokane, Washington or anywhere in Alberta that the directors determined.

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Intercorporate Relationships

The Corporation’s interests in its Argentina properties are held through two Argentinean subsidiaries: Minera Andes S.A. (“MASA”) and Minera Santa Cruz S.A. (“MSC”), a MASA subsidiary. MASA was incorporated under the laws of the Republic of Argentina in September 1994. In April 2001, the Corporation transferred some of its Argentina properties to MSC.

The corporate management of the Company is performed by Minera Andes (USA) Inc., a wholly owned subsidiary, operating out of Spokane, WA., USA.

The corporate structure of Minera Andes and its principal subsidiaries is as follows:

We hold 38,986,504 of the 38,987,504 issued and outstanding shares of MASA as well as an irrevocable transferable option to purchase the remaining MASA shares. The remaining shares are held by a second shareholder as required by local law.

MASA holds 49% of the shares issued and outstanding of Minera Santa Cruz S.A.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

1.	On March 31, 2005, Corporation announced that a decision had been make to increase the initial start-up mine operating capacity to be used in the feasibility study at the San José project (the “San José Project”) (See “Description of Mineral Projects” for details on the San José Project). The feasibility study was originally being based on a start-up operation at 500 tonnes per and was then increased to 750 tonnes per day.

2.	Minera Andes and its joint venture partner completed a bankable feasibility study at the San José Project in October of 2005 to determine the economic viability of the San José veins. The study was managed by MTB Project Management Professionals, Inc., of Denver. The purpose of the feasibility study was to provide an independent third party determination of the technical and economic viability of the veins currently developed at the project. The results of the feasibility study indicate the project is positive for the development of a mine on the property;

3.	On November 28, 2005, the Corporation announced that a letter of intent had been signed with Xstrata Copper regarding the Los Azules porphyry copper project in San Juan province, Argentina (the “Los Azules Project”) (See “Description of Mineral Projects” for details on the Los Azules Project). Xstrata Copper and Minera Andes had been working on separate, adjoining properties that straddle a large copper porphyry system now consolidated into one package. Xstrata Copper is one of the commodity business units within Xstrata plc (London Stock Exchange:XTA.L and Zurich Stock Exchange: XTRZn.S).

The Los Azules Project was discovered by Minera Andes’ geologists through regional exploration near the Argentina/Chile border. The combined Minera Andes-Xstrata Copper property package (approx. 7,500 Ha) encompasses a large, enriched (chalcocite) copper zone at Los Azules. The overall target area was approximately 2,700 meters by 700 meters as defined.

4.	In December 2005, Robert McEwen, Chairman and CEO of U.S. Goldcorp, and founder and former Chairman and CEO of Goldcorp Inc., agreed to invest a total of C$10 Million in Minera Andes by private placement.

5.	On March 22, 2006, the Corporation announced that the Environmental Impact Assessment, the primary document for permitting the San José Project, had been approved by the province of Santa Cruz, Argentina.

6.	On March 28, 2006 the Corporation announced that the joint venture company Minera Santa Cruz, co-owned by Minera Andes (49%) and Mauricio Hochschild & Cia. Ltda.(“Hochschild”) (51%) made a final decision to place the San José Project into production.

7.	In May, 2006, Robert McEwen completed the early exercise of all the common share purchase warrants the held in the company. As a result, a total of 14,285,714 common shares were issued resulting in gross proceeds of C$7,857,143 to Minera Andes. In addition, Mr. McEwen reported that he purchased 1.2 million shares in the market at C$1.10 per share during March, 2006. His holdings at that time totaled 30% of the issued and outstanding common shares of the Corporation.

8.	In May, 2006, the company reported the discovery of significant high-grade copper at its Los Azules Project in Argentina. An eleven hole drill program returned intervals up to 1.6% copper over 221 meters and 1% copper over 173 meters in separate holes.

9.	In November, 2006, the company announced that Minera Santa Cruz S.A. (“MSC”), was finalizing the terms and conditions of an offer letter with its venture partner whereby Hochschild Mining PLC’s subsidiary, Lorenzon Limited would provide the remaining financing to complete the construction of the San José Project. The project finance loan was for up to US$55 million for completion of mine construction at the San José Project in Argentina. The loan will be repaid only from MSC cash flow eliminating the need for typical bank required hedging of the gold and silver production.

10.	In December 2006, we received conditional listing approval to list our common shares on the Toronto Stock Exchange (“TSX”) and we began trading on the TSX in February 2007.

11.	At year-end 2006, the San José mine entered into the final construction stages and started up in the second quarter of 2007. During construction approximately 700 people were working at the site and when construction was completed the mine was be staffed by approximately 450 personnel. A 21,241-meter drilling program was completed by year end.

12.	In March 2007, we received a two-year loan from Macquarie for $7,500,000 of which $5,880,000 was for the development of the San José Project and $1,620,000 was for general purposes. In October 2007, Minera Andes received another tranche of US$10 million on the existing loan facility from Macquarie. The total loan facility is $17.5 million. The main purpose of the facility was to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that entered its production commissioning phase in the third quarter of 2007.

13.	The San José mine celebrated its inaugural ceremony in June 2007. During construction approximately 1,100 people were working at the site and when that construction is complete the mine is staffed by approximately 450 personnel.

14.	In August, 2007, MSC made the formal decision to double production capacity from 750 tonnes per day to 1,500 tpd at the San José mine in southern Argentina. The cost of the expansion was planned to be financed primarily from cash flow from the existing mine and unsecured local bank financing.

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tonnes per day operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date. In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At the end of 2007, the Minera Andes investment in MSC totaled approximately $65 million.

The current project loan facility for $61 million (originally $55 million) with Hochschild was expanded to $65 million at the end of the second quarter of 2007 to cover additional mine completion costs and the corporation was finalizing the terms and conditions of the formal loan documentation. The loan will be repaid from MSC cash flow and there is no hedging of the project’s gold and silver production (which would have been required under the previously arranged bank financing facility). To accelerate the mine expansion and provide necessary funds from mine cash flow, Hochschild agreed to extend the payback of the project loan facility until after completion of the expansion (except for expected repayment of $4 million from the proceeds of local bank loans to MSC in October, 2007). MSC estimated completion of the mine expansion to occur in late 2008.

Based on work by Minera Andes consultant engineers in their Technical Report in November 2007, reserves at the San José mine increased by 100 percent primarily derived from drilling from 2006 thru June 30th, 2007. Proven and Probable Mineral Reserves: at June 30, 2007 are: 2.4 million tonnes grading 6.79 g/t gold and 430 g/t silver. The economic cutoff used to calculate the reserves is $94 per tonne (using a price of $500 per ounce for gold and $9.00 per ounce for silver) based on a November 2007 Technical Report by AMEC. Mineral potential at the San José Project based on 2005-2006 drilling outside the existing mineral reserves/resources was estimated for three targets (Odin, Ayelén, and Frea extension) to total: 1.6-3.4 million tonnes, with 6-10 g/t gold and 200-600 g/t silver. At the current mining production rate of 750 tonnes per day the new mineral reserves that include the Kospi vein indicate a mine life of 9 years at San José an increase of 73 percent over the previously defined mine life of 5.2 years.

15.	During November 2007, a definitive Option Agreement was executed by Minera Andes and Xstrata Copper on the Los Azules Project. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system.Our previous drilling reported the discovery of significant high-grade copper at the Los Azules property in Argentina. Drilling has returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes on the property.

16.	At the Los Azules Project, a planned 2007-2008 exploration program of 24 holes totaling 10,000 meters, in two stages of 5,000 meters is currently underway. The exploration program at the Los Azules Project is designed to define an inferred resource estimate and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property by Q4 2008.

17.	At year end 2007, approximately 28,585 meters of core drilling totaling 112 drill holes was conducted on several targets identified at the San José Project. Drilling in the second half of 2007 has defined 2.8 km of strike length along the Odin and Ayelén veins that have significant potential to further increase the current reserves/resources at the San José Project.

18.	A total of 958,000 ounces of silver and 14,950 ounces of gold were produced. The first sales of metals from inventory at the San José mine occurred in December 2007 and included 92,000 ounces of silver and 1,490 ounces of gold. At year-end the mine had $20.7 million of metal in inventory in the form of concentrates and doré, or about 95% of the total 2007 production.

19.	The San José mine commenced production during the second quarter of 2007 and approached full production by year-end. The processing plant, which is still in the commissioning phase, is expected to reach full capacity in first half of 2008. The mine is currently staffed with approximately 436 employees and 148 contractors. Based on a NI43-101 technical report filed in November of 2007 at a full production rate of 750 tonnes per day, the mine is forecast to produce approximately 64 thousand ounces of gold and 3.9 million ounces of silver on an average annual basis for the life of the mine.

20.	On February 12, 2008, the Corporation announced that it had completed the third and final closing on its December 19, 2007 announced private placement. The financing consisted of three closings totaling Cdn$34.23 million. A total of 22,085,668 units, at a price of C$1.55 per unit, were issued pursuant to the various closings on the private placement.

Minera Andes will use the proceeds from the offering to fund its share of the costs at the San José Project in southern Argentina, as well as for exploration drilling and completing a scoping study at the Los Azules Project, general exploration, and for general corporate purposes.

Expected Changes In Business During 2008

It is anticipated that expected recovery rates at the San José plan will be reached by mid-2008. Forecast production is 64,000 ounces of gold and 3,900,000 ounces of silver per year based on November technical report. Minera Andes’ attributable share of this is 49%.

Currently a doubling of capacity at the San José mine by the end of 2008 is underway. Initial capacity is 750 tonnes per day and the plant and infrastructure are currently being upgraded to 1,500 tonnes per day.

We also have plans to increase reserves and resources at the San José project. MSC plans to conduct a program consisting of approximately 4000 meters of surface drilling and 3,800 meters of underground drilling on several targets during 2008.

Completion of a preliminary economic assessment on the Los Azules project by approximately Q4-2008 is underway. We continued drilling on the project during the fourth quarter of 2007 and expect to complete the drilling during this seasons drill program (approximately mid-December 2007 through early-April 2008). After the drilling is completed, three to four months time will be needed to assess the data.

We will also pursue exploration on our other 100%-owned properties that have characteristics similar to the San José Project. We plan to spend a minimum of $500,000 during 2008, subject to available finances, on other gold/silver properties in the Santa Cruz province in Argentina.

Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or dispositions in 2007.

DESCRIPTION OF THE BUSINESS

General

The Corporation is engaged in the exploration and development of mineral properties located in the Republic of Argentina. The Corporation’s objective is to identify and acquire properties with promising mineral potential, explore them to an advanced stage or to the feasibility study stage, and then, if warranted, to pursue development of the properties, typically through joint ventures or other collaborative arrangements with partners that have expertise in mining operations.

Our current properties and projects consist of mineral rights and applications for mineral rights covering approximately 304,221acres (123,133 ha) in three Argentine provinces. The lands comprise option to purchase contracts, exploration and mining agreements and direct interests through the Corporation’s filings for exploration concessions. At December 31, 2007, we were in the exploration stage, had interests in properties in three provinces in the Republic of Argentina, and were commencing production in the San José Project in Santa Cruz province, southern Argentina.

Precious metals prices have now trended generally upward for nearly seven years. Silver prices have increased from a low of $4.30 in early April 2001 to $14.75 per ounce in December 2007, an average annual increase of 20% and have subsequently trended higher still in the first quarter of 2008. Gold prices have increased from a low of $256 in early April 2001 to $835 per ounce in December 2007, an average annual increase of 19% and have subsequently trended higher still in the first quarter of 2008. The higher precious metals prices increased our ability to equity finance during 2005, 2006, and 2007 as well as obtain other forms of financing.

The Corporation has six employees and seven consultants

The market for precious metal company equities generally strengthened during 2005 to 2007. Our common share price began the year at Cdn$1.52 and ended the year at Cdn$1.57. The share price hit a high of $2.64 in May. The increased interest in investing in gold and gold mining companies during the past five years has made exploration and development capital more readily available. As a result, we successfully raised $12.8 million of new equity funds during 2005,

$21.7 million in 2006, and $28.4 million in 2007, including option and warrant exercises, net of issue costs. We used portions of the cash to make joint venture payments, acquire new exploration properties in Argentina, and to fund exploration and development activities at the San José Project and other projects in our property portfolio. In 2008 we anticipate using our cash to complete the preliminary economic assessment on the Los Azules Project, to fund other exploration activities, and for other general corporate purposes.

Argentina

Recent Mining and Economic History in Argentina

Argentina is the second largest country in South America, over 2.7 million sq. km in area. In 1983, Argentina returned to a multiparty democracy, which brought to an end nearly a half century of military intervention and political instability. The country then began to stabilize; however, it was not until 1989, with the election of the government under President Carlos Menem, that Argentina’s economy began to improve. Menem initiated economic reforms that included the privatization of many state companies and the implementation of the Convertibility Plan, which fixed the Argentine peso to the U.S. dollar at par, fully backed by reserves of foreign exchange, gold and dollar-denominated bonds of the Central Bank of Argentina. Results of the reforms were positive; Argentina’s gross domestic product grew at up to 8% per annum in the early 1990s and inflation dropped to between 1% and 3% per annum. However, following a recession in 1999 and 2000, a severe political and economic crisis occurred in late 2001. In early 2002 the government chose to devalue the peso, first to $1.00 to Peso$1.40, before allowing the Peso to float in February 2002. The economic reforms associated with the devaluation of the Peso included the conversion of all US dollar denominated contracts into Pesos on a one-to-one basis and all US dollar bank accounts into Pesos. At the end of December 2005, the Peso stood at Peso$3.03 to $1.00; at the end of December 2006, the Peso stood at Peso $3.06 to $1.00; and at the end of December 2007, the Peso stood at Peso $3.15 to $1.00.

In 1993, the Mining Investments Act instituted a new system for mining investment to encourage mineral exploration and foreign investment in Argentina. Key incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration. Repatriation of capital or transfer of profits is unrestricted. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine” value of production, although provinces may opt to waive this royalty.

Argentina’s mineral potential is largely unexplored, particularly in comparison to that of its immediate neighbors and, as a consequence, information pertaining to the country’s resource base is lacking. We initiated gold exploration in Argentina in 1991, in conjunction with N.A. Degerstrom, Inc. Our exploration efforts initially focused on evaluating prospects generated by 1960’s United Nations development exploration programs and on targets generated by satellite image analysis. We developed techniques of processing and interpreting satellite imagery to assist in identifying promising exploration targets. Currently, we are completing exploration work that includes geophysical surveys, mechanical trenching and reverse-circulation drilling on the most advanced targets in our property portfolio, and conducting grassroots exploration to evaluate our other properties and to generate new targets.

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. Mineral rights in Argentina are separate from surface ownership and are owned by the federal government. Mineral rights are administered by the provinces. The following summarizes some of the Argentinean mining law terminology in order to aid in understanding our land holdings in Argentina.

1.	Cateo: A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the same area. Cateos are measured in 500 ha unit areas. A cateo cannot exceed 20 units (10,000 ha). No person may hold more than 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be dropped. At 700 days, 50% of the area remaining must be dropped. Time extensions may be granted to allow for bad weather, difficult access, etc. Cateos are identified by a file number or “expediente” number.

Cateos are awarded by the following process:

a.	Application for a cateo covering a designated area. The application describes a minimum work program for exploration;

b.	Approval by the province and formal placement on the official map or graphic register;

c.	Publication in the provincial official bulletin;

d.	A period following publication for third parties to oppose the claim; and

e.	Awarding of the cateo.

The length of this process varies depending on the province, and commonly takes up to two years. Accordingly, cateo status is divided into those that are in the application process and those that have been awarded. If two companies apply for cateos on the same land, the first to apply has the superior right. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the cateo without its prior consent. While it is theoretically possible for a junior applicant to be awarded a cateo, because applications can be denied, we know of no instances where this has happened.

Applicants for cateos may be allowed to explore on the land pending formal award of the cateo, with the approval of the surface owner of the land. The time periods after which the owner of a cateo must reduce the quantity of land held does not begin to run until 30 days after a cateo is formally awarded. Our goal is to determine whether our cateos contain commercial grade ore deposits before portions of the cateos must be relinquished. Our ability to do so is dependent upon adequate financing for exploration activities. It is likely that several of our cateos will be relinquished after preliminary exploration because no promising mineral deposits have been discovered.

Until August 1995, a “canon fee”, or tax, of Peso$400 per unit was payable upon the awarding of a cateo. A recent amendment to the mining act requires that this canon fee be paid upon application for the cateo.

2.	Mina: To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “pertenencias”. Each mina may consist of two or more pertenencias. “Common pertenencias” are six ha and “disseminated pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration development or mining is in progress. An annual canon fee of Peso$80 per pertenencia is payable to the province.

Minas are obtained by the following process:

a.	Declaration of manifestation of discovery in which a point within a cateo is nominated as a discovery point. The manifestation of discovery is used as a basis for location of pertenencias of the sizes described above. Manifestations of discovery do not have a definite area until pertenencias are proposed. Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the orebody.

b.	Survey (“mensura”) of the mina. Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed before the granting of a mina. The status of a surveyed mina provides the highest degree of mineral land tenure and rights in Argentina.

3.	Estaca Minas: These are six-ha extensions to existing surveyed minas that were granted under previous versions of the mining code. Estaca minas are equivalent to minas. New Estaca minas were eliminated from the mining code in August 1996.

4.	Provincial Reserve Areas: Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis. Cateos and minas can be forfeited if minimum work requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

Grants of mining rights, including water rights, are subject to the rights of prior users. Further, the mining code contains environmental and safety provisions administered by the provinces. Prior to conducting operations, miners must submit an environmental impact report to the provincial government describing the proposed operation and the methods to be used to prevent undue environmental damage. The environmental impact report must be updated bi-annually, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Violators of environmental standards may be caused to shut down mining operations.

Risk Factors

An investment in the Corporation’s securities should be considered highly speculative due to the nature of the Corporation’s involvement in the exploration for, and the acquisition, development and mining of, precious and base metals. An investment in the Corporation’s securities involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this AIF before making an investment decision.

FINANCIAL RISKS

A substantial or prolonged decline in metal prices, particularly gold, silver or copper, would have a material adverse effect on us.

The price of our common shares, our financial results, and our exploration and development have previously been, and would in the future be, significantly adversely affected by a substantial or prolonged decline in metal prices. Metal prices are volatile and are affected by numerous factors beyond our control such as the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major mining countries throughout the world. Any drop in the price of metals could adversely impact our future revenues, profits and cash flows. In particular, sustained low metal prices could:

•

cause suspension of the development of the mine at the San José Project if such operations become uneconomic at the then-prevailing gold and silver prices, thus causing a loss in our investment in the project;

•	cause the project financing facility for the San José Project to become inadequate, unavailable or reduced;

•	cause us to be unable to fulfill our debt payment obligations;

•	halt or delay the development of new projects;

•	reduce funds available for exploration, with the result that depleted reserves are not replaced; and

•	reduce or eliminate the benefit of enhanced growth opportunities anticipated from the development of our Los Azules Project.

Furthermore, the need to reassess the feasibility of any of our projects because of declining metal prices could cause substantial delays or might interrupt operations until the reassessment can be completed. Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We may incur substantial losses in the future that could make financing our operations and business strategy more difficult.

We had a total accumulated deficit of $42.4 million as of December 31, 2007. We had a net loss of $8.2 million for the year ended December 31, 2007 compared to a net loss of $10.8 million for the year ended December 31, 2006. Numerous factors, including declining metal prices, lower than expected ore grades or higher than expected operating costs (including increased commodity prices), and impairment write-offs of mine property and/or exploration property costs, could cause us to be unprofitable in the future. Any future operating losses could make financing our operations and our business strategy, or raising additional capital, difficult or impossible and could materially and adversely affect our operating results and financial condition.

Our obligations could strain our financial position and impede our business strategy.

We had total consolidated debt and liabilities as of December 31, 2007 of $68.7 million, including $31.85 million payable under the project loan. These liabilities could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•

requiring us to dedicate a significant portion of our cash flow from operations, anticipated from the San José Project after commissioning beginning in the third quarter of 2007, to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

We currently have no cash flow from operations and will remain dependent on other sources of financing until such time, if ever, that we become self-sustaining from cash generated from operations.

We commenced production at the San José Project in 2007 but we currently have no source of operational cash flow. The definitive agreement relating to the San José Project financing has not yet been completed. This will determine the amount and timing of free cash flow that is available for distribution. The amount and timing of free cash flow that we receive from the San José Project, when it commences, is further affected by the fact that we only own a 49% interest in the project and cash distributions must be approved by the shareholders of MSC, the joint-venture company. When cash distributions are received from MSC, it is uncertain if they will be sufficient by themselves to fund our continuing exploration and development activities.

Our estimates of mineral reserves could be inaccurate, which could cause production and costs to differ from estimates. Our estimates of non-reserves mineral resources could also be inaccurate.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and non-reserve measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and non-reserves is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates of mineral reserves and non-reserves may not be accurate, and mineral reserves and non-reserves may not be able to be mined or processed profitably.

Fluctuation in metal prices, results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate could require revision of the estimates. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of our mineral reserves and non-reserves, or of our ability to extract these mineral reserves and non-reserves, could have a material adverse effect on our results of operations and financial condition.

Lower metal prices have adversely affected our ability to obtain financing in the past, and recurring lower metal prices could have similar effects in the future.

In the future, we may not be able to obtain adequate financing on acceptable terms. If we are unable to obtain additional financing on acceptable terms, we might need to delay or indefinitely postpone further exploration and development of our properties, and as a result, we could lose our interest in, or could be forced to sell, some of our properties.

Risks inherent in acquisitions that we might undertake could adversely affect our current business and financial condition and our growth.

We plan to continue to pursue the acquisition of producing, development and advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention from our existing business and may be unsuccessful. Our success in our acquisition activities depends on our ability to complete acquisitions on acceptable terms and integrate the acquired operations successfully with those of Minera Andes. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete a transaction and established the purchase price or exchange ratio, a material ore body may prove to be below expectations or the acquired business or assets may have unknown liabilities which may be significant. We may lose the services of our key employees or the key employees of any business we acquire or have difficulty integrating operations and personnel. The integration of an acquired business or assets may disrupt our ongoing business and our relationships with employees, suppliers and contractors. Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our current business and financial condition and on our ability to grow.

We currently do not have a hedging program but implementation of a hedging program might be unsuccessful and incur losses.

We do not have a hedging program nor do we have plans to do so. However, if we do implement a hedging program in the future, we may be prevented from fully benefiting from higher spot market metal prices to the extent that production is hedged. Also, even if such hedge program is economically effective, accounting for the derivatives on a mark-to-market basis could show large swings in any period as any unrealized, non-cash losses/gains are recognized through the statement of operations.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian and United States dollars. We typically convert our Canadian dollars to United States funds or our Canadian and United States funds to Argentinean pesos as payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian, United States dollar and Argentinean peso, and these fluctuations could materially affect our financial position and results of operations. A significant portion of our operating costs is in Argentinean pesos. We currently have future obligations that are payable in Canadian dollars, United States dollars and Argentinean pesos. We and our 49%-owned joint-venture company, MSC, obtain construction and other services and materials and supplies from providers in other countries. The costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso, such as the recent cost increase due to the decrease in the value of the United States dollar relative to other currencies. Consequently, operation and development of our properties might be more costly than we anticipate.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on our financial position and results of operations.

We are subject to interest rate risks.

The interest rates for the project facility loan MSC obtained from Hochschild for up to $65 million for the San José mine and for our loans with Macquarie for $17.5 million fluctuate based on LIBOR. We estimate that a 1% increase in the interest rate on the variable rate debt would result in a $493,500 change in annual interest expense allocable to Minera Andes. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.

OPERATIONAL RISKS

The technology, capital costs and cost of production of mineral reserves and non-reserves at the San José Project remain subject to a number of uncertainties, including funding uncertainties.

Based upon the completion of the San José Project feasibility study in 2005 and subsequent November 2007 Technical Report on the San José Project, the proven and probable mineral reserves were prepared in accordance within 43-101 of the Canadian securities regulators. While the feasibility study and November 2007 technical report indicated that the mineral reserves can be profitably mined and processed at current metal prices, the capital cost to construct a plant, together with related mining equipment and facilities, may significantly increase before the mine is completed due to factors beyond our control. While the processing technology envisioned in the feasibility study and November 2007 technical report has been successfully utilized at other mines, and despite testing, engineering and analysis, the technology may not perform successfully at commercial production levels on the San José ores, in which case our production estimates may not be achieved.

Our activities are subject to a number of risks and hazards including:

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labor disputes and shortages;

•	supply and shipping problems and delays;

•	shortage of equipment and contractor availability;

•	difficulty in applying technology such as bio-oxidation processing;

•	unusual or unexpected geological or operating conditions;

•	cave-ins of underground workings;

•	failure of dams;

•	fire;

•	marine and transit damage and/or loss;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We could incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

Our mining properties are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.

Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects may have a material adverse effect on our exploration activities, results of operations and competitive position. New or expanded regulations, if adopted, could affect the exploration or development of our projects or otherwise have a material adverse effect on our operations.

Mining operations require mining and other permits from the government. These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or expensive to comply. Such permitting issues could adversely affect projected production commencement dates, production amounts and costs.

Due to an increased level of non-governmental organization activity targeting the mining industry, the potential for the government to delay the issuance of permits or impose new requirements or conditions upon mining operations may be increased. Any changes in government policies may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which we may encounter in the future, cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within various jurisdictions. To the extent that we are subject to any such changes, they may have a material adverse effect on our operations.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties that could affect the feasibility or profitability of such projects.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves and mineral resources;

•	anticipated metallurgical recovery rates;

•	environmental considerations and permitting;

•	future metal prices; and

•	anticipated capital and operating costs.

Our mine development projects could have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable mineral reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses and might not prove to be accurate.

The management of mine development projects and start up of new operations are complex, and neither we, nor Hochschild, the operators of the San José Project, have a history of managing an ongoing operation, the start-up of a new operation and a significant development project in Argentina. Completion of development and the commencement of production may be subject to delays. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and cost of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs and shipping incidents and losses;

•	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

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government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in metal prices; and

•	accidents, labor actions and force majeure events.

Adverse effects on the operations or further development of a project could also adversely affect our business, financial condition, results of operations and cash flow. Because of these uncertainties, and others identified in these “Risk Factors,” our production estimates at the San José Project may not be achieved.

We need to continually discover, develop or acquire additional mineral properties reserves for production and a failure to do so would adversely affect our business and financial position in the future.

Because mines have limited lives based on proven and probable mineral reserves, we will need to continually replace and expand our mineral reserves when the San José Project begins production. At an average production rate of 750 tons per day (tpd), we estimate that the San José Project has a mine life of 9 years given the reserves identified in the November 2007 NI 43-101 technical report but our estimates might not be correct and the mine life would be shortened if we expand production. Our ability to maintain or increase our annual production will be dependent in significant part on our ability to identify new reserves, bring new mines into production and to expand or extend the life of existing mines.

Mineral exploration is highly speculative, involves substantial expenditures, and is frequently unsuccessful. Few prospects that are explored end up being ultimately developed into producing mines. To the extent that we continue to be involved in exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our exploration efforts will be successful. The success of exploration is determined in part on the following factors:

•	the identification of potential mineralization based on superficial analysis;

•	availability of prospective land;

•	availability of government-granted exploration and exploitation permits;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of our existing mineral reserves and the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.

We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.

Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

We seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions could be severely constrained. We generally do not conduct surveys of our properties until they have reached the development stage, and therefore, the precise area and location of such properties could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.

We are dependent on the services of key executives including our President and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of our management team, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations. We do not have key person insurance.

The period of weak metal prices prior to 2002 resulted in depletion of the number of trained and experienced professionals and managers in our industry. Higher metal prices have resulted in an increased demand for these people, and it could therefore be more difficult to attract or retain such experienced professionals and managers without significantly increasing the cost to us.

Our insurance coverage could be insufficient.

Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	changes in the regulatory environment;

•	marine transit and shipping damage and/or losses;

•	natural phenomena such as inclement weather conditions, floods and earthquakes; and

•	political risks including expropriation and civil war.

Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	loss of legitimate title to properties;

•	environmental damage to our properties or the properties of others;

•	delays in mining, processing and development;

•	monetary losses; and

•	possible legal liability.

Although we maintain insurance in amounts that we believe to be reasonable, our insurance might not cover all the potential risks associated with our business. We might also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage might not continue to be available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we might elect not to insure against because of premium costs or other reasons. Losses from these events might cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

GOVERNMENTAL AND REGULATORY RISKS

Minera Andes is a Canadian company that conducts operations through foreign (principally Argentinean) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently, or to repay our debt. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and our valuation and stock price.

We are subject to changes in the regulatory environment where we operate which may increase our costs of compliance.

Our mining development and exploration activities are subject to extensive regulation governing various matters, including:

•	licensing;

•	production;

•	taxes;

•	disposal of process water or waste rock;

•	toxic substances;

•	development and permitting;

•	exports;

•	imports;

•	labor standards;

•	occupational health and safety;

•	mine safety; and

•	environmental protections.

Compliance with these regulations increases the costs of the following:

•	planning;

•	designing;

•	drilling;

•	operating;

•	developing;

•	constructing; and

•	closure and reclamation.

We believe that we are in substantial compliance with current laws and regulations in Argentina and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties.

We are subject to risks relating to exploration, development and operations in foreign countries.

Our assets and operations are affected by various political and economic uncertainties, including:

•	the risks of war, civil unrest, coups or other violent or unexpected changes in government;

•	political instability and violence;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•	restrictions on foreign exchange and repatriation; and

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changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Our business, mining operations and exploration and development activities are subject to extensive Canadian, United States, Argentinean and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

MARKET RISKS

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed in Canada on the TSX (prior to February 7, 2007 we traded on the TSX Venture Exchange) under the symbol MAI and in the United States on the NASD OTC Bulletin Board under the symbol MNEAF. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in metal prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not follow our securities;

•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares; and

•	the size of the public float in our common shares may limit the ability of some institutions to invest in our securities; and

As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Also, we may not be able to sell new common shares at an acceptable price should the need for new equity funding arise.

Investors could have difficulty or be unable to enforce certain civil liabilities against us, certain of our directors and our experts.

Minera Andes is a Canadian corporation. Substantially all of our assets are located outside of Canada and the United States, and our head office is located in the United States. It might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of Canadian or U.S. securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon our directors and experts. Execution by United States courts of any judgment obtained against us or any of the directors, executive officers or experts in the United States courts would be limited to our assets or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

The existence of outstanding rights to purchase or acquire common shares could impair our ability to raise capital.

As of March 26, 2008 approximately 34 million common shares are issuable on exercise of warrants, options, agents compensation options and agents compensation warrants. During the life of the warrants, options, agents compensation options and agents compensation warrants, the holders are given an opportunity to profit from a rise in the market price of common shares, with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares. The holders of the warrants and options can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

DESCRIPTION OF MINERAL PROJECTS

The Corporation’s material properties are the San José Project and Los Azules Project. The disclosure on the Corporation’s other properties has been included only for the information of the reader.

All work completed by the Corporation was conducted under the supervision of Brian Gavin, a “qualified person” for purposes of NI 43-101 and work completed by our joint venture partner Hochschild on the San José Project has been reviewed by Mr. Gavin.

MATERIAL PROPERTIES

San José Project

The San José Project is described in the technical report entitled “ NI 43-101 Technical Report Update on the San José Property, Santa Cruz Province, Argentina “ with an effective date of October 1, 2007 (the “San José Report”) prepared by AMEC Americas Limited (“AMEC”) The San José Report was authored by Pierre Rocque (P. Eng.), William Colquhoun (FSAIMM), Emmanuel Henry MAusIMM (C.P.), and Armando Simon, Ph.D, R.P.Geo (AIG), each of whom is considered a qualified person and independent of the Corporation within the meaning of NI 43-101. The San José Report is incorporated by reference in this AIF and is available at www.sedar.com. The summary from the San José Report has been reproduced below (in italics).

“Minera Andes Inc. (Minera Andes) commissioned AMEC Americas Limited (AMEC), to update its recent independent Qualified Person’s Review and NI43-101 Technical Report (the Report) for the San José gold–silver project (the Project) located in the Province of Santa Cruz, southern Argentina.

Subsequent to a Feasibility Study in 2005 and a production decision in March 2006, the Project reached pre-production on 26 June 2007. Updated mineral resources and mineral reserves are discussed in this Report for the Huevos Verdes, Frea and Kospi Veins.

The following people served as the Qualified Persons responsible for the preparation of the Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the Technical Report).

•	William Colquhoun, FSAIMM; Principal Metallurgist, AMEC Lima office

•	Emmanuel Henry, MAusIMM (CP); Principal Geostatistician, AMEC Santiago office

•	Armando Simon, R.P.Geol., AIG; Principal Geologist, AMEC Santiago office

•	Pierre Rocque, P.Eng.; Principal Mining Engineer, AMEC Oakville office

AMEC understands that this report will be used by Minera Andes in support of filings with the Toronto Stock Exchange.

Several effective dates are appropriate for this report, as shown below:

•	Effective Date of the report – 1 October 2007.

•	Effective Date of the Mineral Resources – 30 June 2007.

•

Effective Date of the Mineral Reserves – 30 June 2007 (note that these mineral reserves were originally reported by Minera Santa Cruz S.A. (MSC) as at 30 June 2007; however AMEC has reviewed and adjusted these, as discussed in Section 17.2).

Property Setting

The Property is situated in the Province of Santa Cruz, southern Argentina, 1,750 km south–southwest of the capital city, Buenos Aires, and 230 km southwest of the Atlantic coast port city of Comodoro Rivadavia. Access to the Property from Comodoro Rivadavia takes about 4.5 hours and is mostly along paved highways with the final 32 km along a well-maintained gravel road. Elevations on the Property range between approximately 300 and 700 masl.

Topography is gently rolling, with a few deeply incised valleys. The climate is arid to semi-arid with short warm summers, and winters with temperatures commonly below 0ºC. Mining and exploration can continue year round in this part of Argentina.

Most of the Property area is uninhabited; it is however, used by local farmers for sheep and cattle grazing.

Tenure and Agreements

The Project is operated as a joint venture between Minera Andes S.A. (49%) and Hochschild Mining plc (51%), through the holding company Minera Santa Cruz S.A (MSC).

The Project covers 50,491 ha, comprising 46 contiguous Mining Claims (8 “Minas” or approved mining claims; and 38 “Manifestations” or claims that are in the application process for mining claim status) and one exploration claim (cateo). Mineral Reserves are hosted on “Minas” El Pluma E3 and El Pluma 4. The claims are all in good standing, with the appropriate annual holding costs paid. MSC holds the surface rights to the “San José Estancia”, where the mine and associated infrastructure are constructed and the “La Carmancita Estancia”, which provides right of way access between the mine and closest paved highway.

MSC retained Vector Peru S.A. to complete an EIA covering the Project in 2004. Approval was received from the Santa Cruz Provincial Department of Mining (DPM) on 1 March 2006. MSC has received an Environmental Quality Certificate from the DPM for 2006 and is currently awaiting approval for the 2007 certificate from the DPM. All other permits required to operate the mine are in place.

Previous Work

There is no formally-recorded exploration on the project prior to Minera Andes’ work during 1997 to 2001. Surface exploration during this period resulted in the discovery of the Huevos Verdes and Saavedra West epithermal vein and breccia systems. Hochschild Mining plc (until November 2006, a private Peruvian group named Mauricio Hochschild & Cia. Ltda) joint ventured into the property in 2001.

In 2004, a Feasibility Study was commissioned to evaluate the economics of an underground mining operation on the Huevos Verdes and Frea Veins. The Feasibility Study envisaged a 750 t/d operation over a 4.3 year mine-life, using mechanized cut-and-fill mining as the primary mining method, supplemented by conventional cut-and-fill mining where the vein width was not sufficient to permit entry of the mechanized equipment. Waste rock was to be used as backfill in the mining operation. San José mineralization was to be processed on-site using conventional crushing, grinding, flotation and concentrate cyanidation leach technology, with cyanide recovery and destruction. Gold and silver was planned to be recovered by standard Merrill Crowe zinc precipitation and refined to produce doré bars.

The Feasibility Study was completed in October 2005 and in March 2006 led to a positive development decision, and commencement of commercial production in late June 2007. The veins included in the current mine plan are the Huevos Verde Veins, comprising three northwest aligned, discontinuous zones: Huevos Verdes North (HVN), Huevos Verdes Central (HVC) and Huevos Verdes South (HVS), the Frea vein and the Kospi vein. The three main veins HV, Frea and Kospi vein are located within about a 2 km radius of each other.

Geology and Mineralization

The San José Project is located in the extreme northwest corner of the 60,000 km2 Deseado Massif, in Patagonia, Southern Argentina. Jurassic volcanic rocks in the massif host numerous widely-distributed clusters of gold and silver bearing quartz veins such as Cerro Vanguardia, Martha, Manantial Espejo and San José. The Deseado Massif consists of Palaeozoic low-grade metamorphic basement rocks unconformably overlain by an extensive sequence of Middle to Upper Jurassic-aged andesitic to rhyolitic volcanic and volcanoclastic rocks. The Jurassic rocks are divided into the Bajo Pobre Formation, predominantly of intermediate composition, and the felsic Bahia Laura Group, which discordantly overlies the Bajo Pobre Formation. The Bahia Laura Group is in turn subdivided into the Chon Aike Formation (dominantly ignimbrites) and the La Matilde Formation (dominantly volcaniclastic rocks). These units are overlain by Cretaceous-aged tuffs and siliciclastic sediments of the Castillo Formation, which were deposited in small fault-controlled basins concentrated along the northern and southern margins of the Deseado Massif. Overlying these are Tertiary-aged flood basalts of the Alma Gaucha Formation, which are widespread and cover much of the northwestern and central portions of the massif.

Most mineralization and exploration targets on the San José Property are hosted in the Bajo Pobre Formation, and to a lesser degree, the Chon Aike Formation. Occurrences have also been documented in the Cretaceous-aged rocks. Targets other than the principal veins under production and development and their strike extensions, include the Odin (A and B), Ayelen, Flor, HV West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West. An exploration program is currently underway to explore these targets.

Mineralization is developed in low-sulphidation epithermal quartz vein, breccia and stockwork systems, and consists of banded to mottled “ginguro” quartz with irregular sulphide bands, mineralized by fine-grained argentite, pyrite and occasionally arsenopyrite. Sulphide percentages vary from vein to vein, but average from <1% to 5%.

Vein lengths and thicknesses at the principal veins are variable, including 400 m of strike and 0.5 m to 4.0 m thicknesses at HVN; 520 m of strike and 0.5 m to 3.0 m thickness at HVS; 400 m of strike and 0.5 m to 5.0 m thickness at HVC; 600 m of strike and 0.5 m to 7.0 m thickness at Frea; and 1,100 m of strike and 0.3 m to 9.5 m thickness at Kospi.

The mineralized systems are preferentially developed in normal-sinistral faults striking 330° to 340°, and conjugate dextral faults striking ~300°. Fault slickensides at Huevos Verdes rake from 0° to 90° indicating that fault-veins range from pure strike-slip to dip-slip. Veins have variable dips, ranging from 42º and 75º to the northeast in the Huevos Verde and Frea veins to 65º to the southwest in the Kospi vein.

Alteration comprises a narrow halo of silicification around veins and fractures, surrounded by an extensive zone of intermediate argillic (often with an argillic overprint) alteration that is mixed with phyllic alteration. The intermediate alteration zone is in turn surrounded by a much more extensive zone of propylitic alteration.

Drilling and Sampling

Since 1998, a total of approximately 98,744 m in 583 exploration holes has been drilled on the various zones and targets throughout the Property. Of these, 493 of the holes are core (89,651 m) and 90 holes (9,093 m) are reverse circulation (RC). In addition there are more than 6,500 underground channel samples in roughly 2,000 sample lines from the HVN, HVS, and Frea veins, and more than 170 surface trenches.

A total of 472 drill holes and trenches (76,478 m) and 2,733 channel samples and are used to support the mineral resource estimates at HVN, HVS, HVC, HVrml, Frea and Kospi.

Data Verification

Data were verified in four phases, dating from 2001 to 2007. Verification included laboratory visits (2001 and 2005), independent core sampling (2001 and 2004), drill collar location verification (2004 and 2007), down hole survey review (2005 and 2007), density review (2005 and 2007), geological interpretation review (2005 and 2007), database auditing (2005 and 2007). In addition, reviews of the QA/QC data (blanks, standards, pulps and duplicates) were undertaken in 2004 and 2007. The checks indicated that most of the data are sufficiently free from error to support resource estimation; however, underground channel-chip sample precision continues to be poor, mainly due to difficult sampling conditions and, possibly, to inadequate sampling procedures. In addition, since the last Technical Report in 2005, an incomplete QA/QC program has been in place, lacking sufficient coverage of coarse and pulp duplicates. As a result, AMEC is unable to comment on sub-sampling and analytical precision; however, Au and Ag accuracy are within acceptable limits.

Mineral Resources

Mineral Resources, as of 30 June 2007, were estimated by Hector Aspajo, MAusIMM and Abel Puerta, MAusIMM, (MSC), and audited and adjusted by Emmanuel Henry, MausIMM (CP) from AMEC.

Databases were constructed and maintained using the GEMM system, a proprietary MSC database. All assays were composited to full-width vein intercepts, and were not weighted with respect to vein intercept lengths. Each intercept thus represents a single composite. Composites and 3-dimensional solid models were constructed utilizing MineSight® commercial mine modelling software. Grade estimations for gold and silver were completed utilizing ordinary kriging methods via MineSight routines. Block grades were estimated within a “marginal cut-off” shell equating to $US45/t

A geological model was completed for each vein, containing two solids (domains); one representing the quartz vein and the other restricted to a US$45/t “marginal economic cut-off, which is internal to the quartz vein domain. The resource model was then constrained to the latter domain. The blocks were classified as Measured, Indicated or Inferred, in accordance with the Australasian 2004 JORC Code, based on the variogram ranges and the index of relative variability. These classifications were reconciled with 2005 CIM definitions. During the audit AMEC encountered several tabulation errors in the Huevos Verdes estimates and made the appropriate corrections. AMEC has re-tabulated the mineral resources and the restated CIM-definition-compliant resource estimates for the overall San José Project as shown in Table 1-1. AMEC also detected a high bias in the silver estimates at Huevos Verdes South in the order of 14%, which was not corrected.

The mineral resources were estimated using the following assumptions within a “marginal cut-off” shell equating to $US45/t or a silver-equivalent cut-off grade of 176 g/t Ag-equiv:

•	gold grade top-cuts: 65 g/t HVS; 10 g/t HVC; 50 g/t HVN; 50 g/t HVS Rml; 50 g/t Frea; 30 g/t Kospi

•	silver grade top-cuts: 6,000 g/t HVS; 500 g/t HVC; 4,000 g/t HVN; 5,000 HVS Rml ; 3,000 g/t Frea; 2,700 g/t Kospi

•	density: 2.595 t/m3 for all Huevos Verde zones, 2.611 t/m3 for Frea and Kospi

•	gold mill recovery: 89.65%

•	silver mill recovery: 90.49%

•	gold commercial recovery: 99.68%

•	silver commercial recovery: 99.75%

•	gold price: US$500.00/oz

•	silver price: US$9.00/oz

Table 0-1: San José Project—Mineral Resources (Effective Date 30 June, 2007), A.

Puerta, MAusIMM (adjusted by E. Henry, MAusIMM (CP) – AMEC)

Vein	Category	Tonnes	Ag	Au	Ag	Au
		(kt)	(g/t)	(g/t)	(1,000 oz)	(1,000 oz)
Huevos Verdes	Measured	290	691	9.04	6,447	84
	Indicated	325	368	5.26	3,849	55
	Measured & Indicated	616	520	7.04	10,296	139
	Inferred	37	348	5.66	411	7
Frea	Measured	354	397	5.70	4,523	65
	Indicated	596	377	10.51	7,222	201
	Measured & Indicated	950	384	8.72	11,745	266
	Inferred	83	333	7.07	887	19
Kospi	Measured	—	—	—	—	—
	Indicated	800	622	7.63	15,991	196
	Measured & Indicated	800	622	7.63	15,991	196
	Inferred	110	577	9.06	2,040	32
Total San José	Measured	645	529	7.20	10,969	149
	Indicated	1,721	489	8.18	27,062	453
	Measured & Indicated	2,365	500	7.91	38,032	602
	Inferred	230	452	7.80	3,338	58

Notes:	Cut-off Block value >US$45 = approximately 176 g/t AgEq; rounding of tonnes, as required by reporting guidelines may result in apparent differences between tonnes, grades, and contained metal.

The Measured and Indicated Mineral Resources has grown by 586 kt, 8,185,000 ounces of silver and 125,000 ounces of gold since the December 31, 2006 statement (Table 1-2). This is primarily the result of additional drilling.

Table 0-2: San José Project—Mineral Resources Comparison between December 31, 2006

(AMEC, 2007) and June 30, 2007

Resource Estimate Date	Category	Tonnes (Kt)	Ag (g/t)	Au (g/t)	Ag (1,000 oz)	Au (1,000 oz)
December 31, 2006	Measured	645	529	7.20	10,969	149
	Indicated	1,721	489	8.18	27,062	453
	Measured & Indicated	2,365	500	7.91	38,032	602
	Inferred	230	452	7.80	3,338	58
June 30, 2007	Measured	291	605	7.80	5,662	73
	Indicated	1,488	505	8.44	24,184	404
	Measured & Indicated	1,779	522	8.33	29,847	477
	Inferred	318	567	9.03	5,799	92
Difference since December	Measured	354	-76	-1	5,307	76
	Indicated	233	-16	-0	2,878	49
	Measured & Indicated	586	-22	0	8,185	125
	Inferred	-88	-115	-1	-2,461	-34

Notes:	Cut-off Block value >US$45 = approximately 176 g/t AgEq; rounding of tonnes, as required by reporting guidelines may result in apparent differences between tonnes, grades, and contained metal.

Mineral Reserves

Mineral reserves at the HVN, HVC, HVS, Frea and Kospi Veins were estimated by Abel Puerta MAusIMM (MHC) and reviewed/adjusted by Pierre Rocque, P. Eng from AMEC (Table 1-3). The estimate was completed in accordance with CIM Mineral Resource and Mineral Reserve Standards.

Table 0-3: Mineral Reserves (P. Rocque, P. Eng., June 30th, 2007)

	Proven and Probable (t)	Au (g/t)	Ag (g/t)	Proven (t)	Au (g/t)	Ag (g/t)	Probable (t)	Au (g/t)	Ag (g/t)
Huevos Verdes (HV)
South (HVS)	287,000	7.64	565	177,000	8.70	655	110,000	5.93	419
Center (HVC)	78,000	3.90	214	—	—	—	78,000	3.90	214
North (HVN)	230,000	3.69	301	130,000	4.44	349	100,000	2.73	240
Total HV	595,000	5.62	417	307,000	6.91	526	288,000	4.26	301
Frea	937,000	7.77	343	350,000	4.84	344	587,000	9.52	342
Kospi	854,000	6.52	536	—	—	—	854,000	6.52	536
Total	2,386,000	6.79	430	657,000	5.80	429	1,729,000	7.16	431

Note:	Rounding of tonnes as required by reporting guidelines may result in apparent differences between tonnes and grades.

Reserve parameters utilized by MHC were modified as required, and the following parameters support the reserves estimates:

•	minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes

•	unplanned dilution of 12% (adjusted from 15% used in the Feasibility Study)

•	mining recovery of 95% (adjusted from 98% used by MSC)

•	stopes outlined according to a break-even cut-off value of US$94/t and also by consideration of key mining criteria such as width, equipment selection and stope access

•	recovery figures used against sill pillar reserves of 25% dilution and 75% mining recovery (not considered in MSC estimate)

•	10 m crown pillar

•	Mineral Reserves shown above are inclusive of the Mineral Resources shown on Table 1-1.

Mineral Reserves are considered sufficient to support a 9 year mine-life at an average mining rate of 750 t/d.

Mine Development and Mine Plan

The Huevos Verdes complex and the Frea vein are accessed via two separate declines from surface. The Frea vein is currently being mined by the MCF (mechanized cut-and-fill) method whereas portions of the HV vein are scheduled to be mined by the CF (conventional cut-and-fill) method due to narrower vein widths than at Frea. It is anticipated that the same mine design will be implemented for the Kospi deposit, once the characteristics of the vein are better understood.

The mining plan provided by MSC for the Huevos Verdes and Frea veins is based on minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes. A 1-boom jumbo is used for development and production drilling in wider stopes (i.e. over 1.5 m); otherwise, hand-held drills (i.e. “stopers”) are used for production drilling. Ore haulage to the ore passes is by scooptrams ranging from 1.5 yd3 to 4.0 yd3. Current haulage is performed by 20 t trucks via the ramp to surface where it is transported directly from the mine to the processing plant.

Waste rock from development will be used for backfill in the cut-and-fill mining. Later in the mine life, when a shortage of waste rock for backfill occurs, then borrow surface till will be used for backfill.

Fresh air is distributed throughout the mine via a “pull” ventilation system, which uses one fan per vein to pull the air into the mine through near-vertical raise-bored raises and the declines.

According to the RMR classification system, both the HVN and HVS zones show Poor to Fair quality rockmass designations and the Frea zone ranges from Fair to Good. The most competent ground occurs in the ore body, then in the footwall, and finally in the hanging wall. Ground conditions tend to improve with increasing depth below surface. Visual assessment underground corroborates this statement. Bolts and wire mesh were observed occasionally; however, no systematic bolting has been implemented underground. In AMEC’s opinion, excavations where back span exceeds 3 m, and where the RMR value is less than 50, should be systematically bolted using a minimum 1.8 m (effective length) bolt.

Connection to the national power grid was deemed non-feasible during the Feasibility Study due to its inadequate and unreliable supply capacity. Consequently, electrical power is provided by an on-site, diesel-fired power generating station. The power generating plant consists of four generators, each capable of providing 1,600 kW of power (at 50Hz). Under normal operations, three generators provide approximately 4,800 kW, thus allowing one generator on standby.

Production currently comes from the Frea (60%) and HVS (40%) veins at a rate of 750 t/d. MSC is planning to increase daily throughput to 1,500 t/d.

An annual refining contract with Argor-Heraeus SA that is under negotiation will provide a market for gold and silver produced from the San José property.

Metallurgy and Processing

Several bench-scale metallurgical investigations have been conducted on Huevos Verde samples since testwork was initiated by Minera Andes in 1998. Five metallurgical test programs were conducted on Huevos Verde samples between 1998 and 2005. Frea was investigated as part of the 2005 Feasibility Study. In these test programs, various metallurgical variables were examined to determine the optimum design parameters for the processing plant. The Feasibility Study proposed a concentrator flowsheet using two-stage crushing, ball mill grinding, flash and rougher flotation, pre-aeration, concentrate cyanide leaching in conventional agitated tanks and dewatering, acid volatilization cyanide recovery (AVR), sulphur dioxide-air (SO2-Air) cyanide destruction, and Merrill Crowe-smelting for the production of a gold-silver doré. A primary P80 grind of 75 µm was recommended, and an overall life-of-mine recovery of Au 90% and Ag 88% projected.

During early 2006, MSC and Gekko Systems (Gekko) jointly reassessed the Feasibility Study process flowsheet and began investigating the use of an alternative Gravity-Flotation-Intensive Leaching (GFIL) gold and silver recovery flowsheet that was developed by Gekko. Gold and silver will be recovered by direct electrowinning and resin column scavenging from the concentrate leach solution.

During 2006 and early 2007 Gekko conducted two phases of bench scale metallurgical testwork on metallurgical samples from HV and Frea veins to support their process design. Additional amenability testwork was subsequently conducted by Tecsup in 2007 on metallurgical samples from the new Kospi vein. Overall AMEC considers the testing completed on this process to be at a pre-feasibility level. The testwork generally confirms the amenability of the HV, Frea and Kospi veins to either the original feasibility flotation-leaching or the Gekko GFIL flowsheets. In general the veins are metallurgically similar. Metallurgical variability test work should be completed on Kospi in the future for mine planning recovery purposes.

The 750 t/d Gekko based process plant currently being commissioned by MSC is the first application of the process on a continuous basis, in this configuration, at this scale and on this type of mineralogy. MHC´s prior experience with the Gekko ILR technology and the preliminary Gekko testwork results led them to decide to advance the San José project to construction based on the Gekko flowsheet without any need for further assessment or a detailed feasibility study on the process. The current flowsheet is based on a primary grind size of P80 110 µm.

The final product will be doré bars. There is an option to produce a gold-silver concentrate, using a flotation cleaner and filter circuit provided, which will be bagged for shipping to a smelter. This will only be activated if the intensive leach plant is not operating.

There is often some potential for unanticipated throughput and recovery loss and high operating cost risk exposure and learning curve typically associated with the commissioning a relatively new process concept or application that is progressed to construction in the absence of feasibility level definition. Based on its review of the Gekko testwork and engineering, AMEC believes these risks exceed that of normal unanticipated start-up issues and there are some specific aspects of the flowsheet that may require additional capital cost, modification and time following start-up in order to achieve the design 750 t/day throughput and planned recoveries and operating costs.

AMEC has identified some potential issues with the Gekko test work which relate to the plant process design criteria, scale-up and implementation of the as-built Gekko process. These, as well the fact that the process is being put into production without completion of a detailed feasibility study, results in an increased risk that the recoveries indicated in the following laboratory batch scale testwork will not be achieved in the plant currently being commissioned.

AMEC´s analysis of plant grind and throughput performance indicated the existing ball mill is too small to achieve the 750 t/d throughput and P80110 microns grind planned. At the planned grind AMEC expect the mill throughput will on average be about 88% of planned throughput.

AMEC also believes that the planned P80110 microns product size does not provide an optimum recovery and recommends 74 microns is considered. This appears to be supported by commissioning plant data AMEC reviewed. Overall AMEC believes additional grind capacity will be required to achieve the throughput and recoveries planned.

AMEC believes a gravity Falcon and flotation flowsheet is capable of achieving similar recoveries to the more complex Gekko Jig-Falcon gravity system and flotation flowsheet. AMEC recommends the recovery benefits of utilizing the Gekko Jig plant are reviewed in future plant trials relative to the ongoing operating and maintenance costs of operating this equipment.

Based on laboratory leach results Gekko concluded the San Jose GF concentrates are amenable to intensive cyanidation, using the Gekko In-Line Leach reactor. However no actual test or pilot work was conducted in an In-Line leach reactor and AMEC believes there is additional recovery risk associated with implementing continuous in-line leaching based on batch leach test work results.

Gekko reported concentrate cyanidation test work gave average gold and silver leach extractions of about 95-97%, in 24 to 48h. AMEC notes the reporting time of 24 -48 h, is longer than a 9 h residence time planned in the actual Gekko process. Silver-sulphide dominant mineralization similar to the flotation concentrate typically requires extended leach times (48h) to achieve efficient silver extractions. Consequently the indicated test work leach extractions should be treated with caution as AMEC believes actual Gekko plant leach recoveries will be lower than this. AMEC believes additional leach capacity wil be required and this is supported by current commissioning performance.

AMEC believes the use of lower gravity-flotation concentration ratios (higher concentrate weight recoveries) than planned will improve recovery performance. High concentration ratios are currently being implemented to offset Gekko reactor throughput-residence time limitations that result in low gold and silver leach recoveries. However additional leach capacity will be required to do this.

AMEC has not assessed or costed the above risks in detail but have included an additional sustaining capital provision of $5 million in the project cash flow over Years 1 and 2 to cover potential unanticipated and unspecified modifications to the milling and concentrate leaching and recovery circuits that could be required to achieve the throughput and recoveries ultimately expected.

AMEC has also used a reduced recovery of 75% Au and 65% Ag in the initial year of operation based on current plant performance described in 16.5.3. AMEC expects that once required modifications are made to the process plant the planned throughput and recovery indicated by the feasibility study of about Au 90% and Ag 88% will ultimately be achieved.

Plant commissioning was initiated in July 2007, but the ramp-up is taking longer than initially planned because of commissioning and operational issues problems associated with the implementation of the Gekko process, which are still being resolved. During AMEC´s visit the plant was still being commissioned and operating at a lower throughput and recovery than planned. Plant throughput and recovery continued to improve from August to September under Gekko´s supervision, but AMEC expects modifications will ultimately be required to the process plant to achieve the planned throughput and recovery.

Most process control was being done manually due to unstable plant operation. The control philosophy should be reviewed.

Plant accountability based on physical production declined from 88% in August to 80% in September. AMEC regard this as low and should be investigated. During AMEC´s site visit some poor sample preparation practices associated with the mill feed head sample were noted which could be expected to introduce some sampling assay bias and should be corrected. A possible source of the current plant negative variance also includes overstating mill feed and physical theft and AMEC recommend the plant mill feed weigh to meter calibration should be checked and security controls reviewed.

Cost Estimates and Financial Analysis

The total estimated capital cost to design and build the facilities planned in the 2005 Feasibility Study amounted to US$61.3 M (AMEC, 2005). A recent capital cost update provided by MSC shows an increase of 48%, to US$90.6 M (excluding sustaining capital costs, which vary from US$12 M to US$7 M per year until 2010). The estimate covers the direct field costs of executing the project, plus the indirect costs associated with design, procurement and construction efforts, including contingency and working capital.

MSC is considering re-evaluating the concept of installing a power line in order to reduce operating costs; this has not been included in the financial analysis.

The operating costs include those costs required to produce at a rate of 750 t/d, including all mine development costs (e.g. ramps, ventilation raises, backfill raises, etc.). These costs have been prepared using Q2 2007 US$ and exclude: contingencies, allowances for escalation, value-added taxes and import duties, and commercial fees and expenditures. The average cash operating costs are estimated at US$94/t of ore processed, or U$235/oz AuEq.

Smelter terms are consistent with industry standards and are considered in the cash flow calculations.

Long-term metal prices selected for the analysis were US$575 for gold and US$9 for Ag.

The project was evaluated on a stand alone, 100% equity-financed basis using a discounted cash flow analysis. Cash inflows consist of annual revenue projections for the remaining mine-life. Cash outflows such as sustaining capital, operating costs and taxes are subtracted from the inflows to arrive at the annual cash flow projections. Annual net cash flow (NCF) projections are then discounted for time and risk and summed to arrive at a net present value (NPV).

The results of the economic analysis represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Some of the key technical risks include: lower than anticipated metallurgical recoveries of gold and silver from the Gekko system; lower than expected mine recovery and higher than expected dilution; increases to future operating and capital costs; the fact that mineral resources and mineral reserves are estimates based on limited sampling data, interpretation of geology and assumptions applied that may change with increased exploration, development and mining; and future metal prices may change from those used in the economic model.

The NPV results for various discount rates are presented in Table 1-4.

Table 1-4: San José NPV (Base Case 8%)

After Tax	Units		‘000
Cumulative Undiscounted Cash Flow	(US$	)	149,535
NPV 5%	(US$	)	109,315
NPV 8%	(US$	)	91,279
NPV 10%	(US$	)	81,166
NPV 15%	(US$	)	61,026

The sensitivity analysis was performed on the Base Case NPV using an 8% discount rate. Positive and negative variations, up to 30% in either direction, were applied independently to the gold and silver prices, and the capital and operating costs.

The results of this analysis demonstrate that the project’s financial outcome is most sensitive to variation in gold price and silver price. The next most sensitive parameter is the operating costs. The capital cost is the parameter studies which had the least impact on the sensitivity of the NPV.

The cash-flow model was created on a moving forward basis. This implies that all of the capital already spent is considering sunk and was not included in the required initial investment. Therefore, the payback period for the remaining initial investment is 2.5 years. It is important to note that the sunk costs on this project are substantial.

Conclusions and Recommendations

Approximately ten years after the San José Property was first acquired by Minera Andes and through several successful exploration programs and development phases, mine pre-production was initiated at the Huevos Verdes and Frea Veins on 26 June 2007.

In some areas, the existing Mineral Resources and/or Reserves remain open along strike, or at depth. Additional drilling is recommended to further delineate these zones and ultimately to add to existing Mineral Resource and Mineral Reserves. Prior to the next run of the resource model several database and modeling issues should be addressed to improve the accuracy of the estimate. Most of these issues were uncovered during AMEC´s involvement with the audit and the review of the geological model and supporting database.

AMEC has noted that some mineralized intervals, showing vertical and horizontal continuity parallel to the main vein and logged in the drill holes, were not interpreted and captured in the current resource model.

Some of these improvements include the twinning of a representative number of RC and pre-2004 core holes, an evaluation of decay of cyclicity for the RC holes, further review of collar and downhole surveying for the drill holes, more detailed geological interpretations and further review on controls of mineralization, the construction of an oxide domain in the resource model, and continued review and improvement of the underground sampling methodology.

For the Huevos Verdes, Frea and Kospi veins, AMEC’s view is that the sample spacings currently being used for the Indicated category are the maximum allowable. This relates to the ability to determine the tonnage of mineable ore and adequately delineate the boundaries of the ore shapes (i.e. modelling the geometry of the veins). Subsequent to additional drilling and/ore underground development MSC should consider re-running the variography and constructing a new resource model to see if the resource classification can be improved.

The Gekko recovery process will need to be closely monitored to determine if the desired gold and silver recoveries are being achieved. Plant modifications are recommended by AMEC to achieve the life of mine recoveries projected at the required throughput. These include reducing the grind size to a primary P80 grind of 75 microns (from the 110 microns currently in the Gekko design criteria). The additional capital costs to achieve this have not been reviewed in detail, but are roughly estimated at US$5.0M.

In addition to the above plant-related capital costs, there are approximately US$20.8M from the 2007 revised capital cost estimate (MSC) that are still to be spent plus approximately US$37.2M in sustaining capital from 2007 until the end of mine life.

MSC’s next mineral reserve estimates will require improved documentation to assist in a transparent conversion of mineral resources to mineral reserves. AMEC strongly recommend that MSC identify sill pillar areas in the stoping blocks and assign appropriate dilution and mining recovery factors to those areas. AMEC agrees with the reduced dilution factor used by MSC (15% in the Feasibility Study versus 12% in the current LOM) based on visual observations at HVS and Frea; however, operational experience will need to be gained to substantiate a higher mining recovery factor.

AMEC anticipates adverse ground conditions during sill pillar recovery. Consequently, it is recommended to evaluate alternative mining methods to optimize sill pillar recovery.

Numerous other high priority targets have been identified on the Property through early previous stage drilling and surface exploration programs. The main targets are Odin (A and B), Ayelen, Flor, HV West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West. Although these are all considered to be at early stages of exploration, MSC believes that significant “upside potential” for the Property occurs within these prospects. Future explorations efforts should be focused within these zones.

The San José Property should be further evaluated for additional vein style gold and silver mineralization. An exploration program, as outlined below, is recommended. The total cost for the next phase of exploration is approximately US$3.92M and includes 145 drill holes totalling 38,300 m (at the time of this report the program has already commenced and 24 holes totalling 5,858 m had been completed from the overall program).”

Information Subsequent to San José Report Summary

Further supporting the mineral potential described in the San José Report, new drilling in the fourth quarter of 2007 defined 2.8 km of strike length along the Odin and Ayelén veins that have significant potential to further increase the current reserves/resources. The highest grade intercept from this drilling campaign was in hole SJD-412 that encountered 52.44 g/t (1.69 ounces per ton “opt”) gold and 1,147 g/t (37 opt) silver over 1.68 meters.

During 2007, approximately 28,587 meters of core drilling totaling 113 drill holes was conducted on several targets identified at San José. In September thru December of 2007, 82 holes totaling 20,274 meters were drilled at the Frea, Odin, Ayelén, Frigga, and Lourdes targets. Assay results for 19 drill holes are still pending. Three of the areas (Frea, Odin, and Ayelén) contained high-grade gold/silver mineralization discovered in late 2005 through reconnaissance drilling of blind geophysical targets.

The majority of the fourth quarter 2007 drilling concentrated on the Odin and Ayelén veins covering approximately 2.8 kilometers of strike length along these open-ended mineralized veins. The drilling completed in 2007 extended the known mineralization along the Odin and Ayelén vein trends another 1000 meters along strike – more than a 64% increase in strike length from the 2005 discovery drilling.

The discovery of new high-grade silver/gold mineralization in veins such as Odin, Ayelén and Frea represents additional mineralization that can add to the current reserves/resources at the project where production has recently commenced. These discoveries also indicate the large mineral potential of the San José property where more than 40 kilometers of vein trend target is currently known to exist, and of which less than 15% has been explored to date.

San José—Odin Vein

During the 2007 campaign, 30 holes were drilled on the Odin target and the vein is currently defined by a total of 44 holes in an area approximately 1600 meters along the strike of the vein to a depth of approximately 200 meters (see map in March 7, 2008 New Release). Highlights of the program included the identification of massive and banded quartz veining with disseminated pyrite and argillic alteration. The Odin vein remains open along strike and to depth.

High-grade gold and silver mineralization was intersected in the fourth quarter 2007 drilling campaign at the Odin vein (see table below). The highest grade intercept drilled in this drilling campaign is described above. Highlights of the Odin vein drilling include values up to 0.46 meters of 34.43 g/t (1.11 opt) gold and 321 g/t (10 opt) silver (SJ-368) which is part of a larger interval running 3.15 meters of 10.57 g/t (0.34 opt) gold and 244 (8 opt) g/t silver. Hole SJD-398 contains 0.50 meters of 6.30 g/t (0.20 opt) gold and 1074 g/t (35 opt) silver at depth of 220 meters below surface. See table below for important intercepts.

San José—Ayelén Vein

Drilling in the fourth quarter has expanded the Ayelén high-grade gold silver vein to a strike length of 1200 meters and a depth of 200 meters (see map in News Release dated March 7, 2008). A total of 45 holes have been drilled on the Ayelén vein with 37 holes drilled in the 2007 campaign. The Ayelén vein structure is sub parallel to the Odin vein and dips in the same direction southwest.

Significant intercepts (see table below) at Ayelén include SJD-397 that encountered 28.22 g/t (0.91 opt) gold and 1,759 g/t (57 opt) silver over 1.02 meters. Drill hole SJD-426 encountered 1.53 meters grading 8.21 g/t (0.26 opt) gold and 1,161 g/t (37 opt) silver within a larger interval of 2.95 meters of 5.41 g/t (0.17 opt) gold and 804 g/t (26 opt) silver. Hole SJD-428 encountered 1.55 meters containing 15.41 g/t (0.50 opt) gold and 736 g/t (24 opt) silver.

San José—Frea Vein

The Frea vein is located 2 kilometers northeast of the Huevos Verdes vein, and both veins are currently being mined on several levels. Proven reserves of 587,000 tonnes and probable reserves 350,000 tonnes ( totaling 937,000 tonnes grading 7.77 g/t gold and 343 g/t silver – see November 26, 2007 News Release) at the Frea vein are currently delineated over a strike length of about 575 meters and to a depth of approximately 350 meters below the surface. The drilling completed in 2007 extends the known mineralization along the Frea vein trend another 500 meters along strike—an increase of 87% in strike length. Frea Vein mineralization now extends for 700 meters of strike and it remains open to further expansion to the northwest and to depth.

The 2007 drilling concentrated on infill and drilling the northwest extension of the Frea vein. Significant drilling results include SJD-364 that encountered 11.57 g/t (0.37 opt) gold and 1,291 g/t (42 opt) silver over 3.64 meters of high grade mineralization. Drill hole SJD-386 encountered 1.50 meters grading 12.87 g/t (0.41 opt) gold and 710 g/t (23 opt) silver. Hole SJD-391 encountered 1.47 meters containing 9.41 g/t (0.30 opt) gold and 758 g/t (24 opt) silver. In 2007, the drilling at the Frea vein indicates that it is an open-ended mineralized silver/gold vein. Assay results are pending for hole SJD-442.

September thru December 2007 Drilling Highlights, San José Project

Drill Hole/Vein	From (meters)	To (meters)	Interval (meters)	Au (g/t)	Ag (g/t)
Frea
SJD-364	142.26	145.90	3.64	11.57	1,291
SJD-367	291.78	293.86	2.08	1.54	30
SJD-383	125.77	126.15	0.38	0.30	78
SJD-386	128.20	128.75	0.55	1.86	118
and	171.90	173.40	1.50	12.87	710
SJD-391	62.53	64.00	1.47	9.41	758
Odin
SJD-366	130.2	130.57	0.37	2.63	226
SJD-368	101.20	104.35	3.15	10.57	244

includes	101.20	103.13	1.93	15.25	334
includes	102.57	103.13	0.56	34.43	321
SJD-369	144.7	145.52	0.82	8.44	539
SJD-371	130.2	130.22	0.20	0.23	22
SJD-375	123.38	124.02	0.66	0.76	146
SJD-376	66.50	66.95	0.45	0.66	213
SJD-379	198.94	202.45	3.51	3.74	108
includes	198.94	199.24	0.30	9.29	360
includes	200.87	202.45	1.58	5.06	144
SJD-381	193.65	194.82	1.17	4.15	85
SJD-382	108.44	109.33	0.89	0.36	49
SJD-384	219.85	220.35	0.50	0.23	16
SJD-388	230.23	230.55	0.32	1.51	10
SJD-392	114.21	116.28	2.07	3.59	418
includes	114.80	115.48	0.68	6.99	951
and	134.80	135.80	1.00	1.23	189
SJD-398	125.80	126.30	0.50	6.30	1,074
SJD-401	115.60	116.05	0.45	0.45	47
SJD-403	150.20	151.80	1.60	5.20	72
SJD-404	222.10	222.90	0.80	0.99	33
SJD-409	60.87	62.40	1.53	1.05	131
SJD-412	116.66	118.34	1.68	52.44	1,147
and	122.53	123.3	0.77	4.43	335
SJD-414	58.70	61.50	2.80	6.23	110
SJD-419	115.53	116.50	0.97	3.32	90
SJD-420	234.50	235.00	0.50	0.53	95
SJD-423	136.76	137.18	0.84	3.52	388
Ayelén
SJD-363	74.4	75.9	1.50	2.57	297
and	168.70	169.70	1.00	5.97	587
SJD-374	155.66	156.85	1.19	11.67	721
SJD-385	106.15	115.40	9.25	4.10	248
includes	106.87	108.35	1.48	11.95	240
and	111.95	115.40	3.45	3.65	343
SJD-387	204.68	205.68	1.00	0.48	62
SJD-390	203.20	204.09	0.89	1.10	196
SJD-394	228.70	229.80	1.10	3.30	482
SJD-397	186.88	187.90	1.02	28.22	1,759
SJD-406	177.93	178.90	0.97	0.04	450
SJD-412	135.4	140.53	5.13	7.11	382
and	138.81	140.53	1.72	15.41	461
SJD-420	234.50	235.00	0.50	0.53	95
SJD-421	208.20	210.25	2.05	4.60	294
SJD-422	118.35	119.10	0.75	0.13	39
SJD-425	94.35	96.00	1.65	4.86	67
SJD-426	234.07	237.02	2.95	5.41	804
including	234.63	236.16	1.53	8.21	1,161
SJD-427	75.45	77.90	2.45	6.42	861
SJD-428	77.65	79.20	1.55	15.41	736
SJD-429	101.68	103.20	1.52	4.51	584
SJD-430	236.37	237.00	0.63	4.54	656
and	241.34	243.44	2.1	3.05	308
SJD-431	124.70	125.04	0.34	0.01	684

*	All of the drill holes are angle holes. True thickness of the vein is undetermined.

In addition to the holes listed in the table above, four holes (SJD-370, 372, 377, and 395) were drilled in the Lourdes target plus five holes (SJD-400, 402, 405, 408, and 413) were drilled in the Frigga target and one hole SJD-396 was drilled at the Kospi vein. These holes encountered quartz veining and/or hydrothermal breccia that did not return values above background levels of gold and silver. Although only background gold and silver values were encountered, the geologic features identified at these targets are consistent with precious metal-bearing epithermal systems. One goal of this reconnaissance drilling is to identify promising geologic trends that will be further tested in order to explore for high-grade shoots typical of the mineralization found at the Frea, Kospi, and Huevos Verdes veins. Also, several other targets, such as Aguas Vivas to the north, remain to be drill tested on the property. Assay results are pending on drill holes SJD- 407 and SJD-408.

At Odin drill holes SJD-373, 393, and 399 did not intersect the vein and holes SJD-362, 365, 407, 415, and 424 contained no gold and silver values. Assay results are pending for Odin holes SJD-410, 411, 418, 438, and 440. At Ayelén drill holes SJD-378, 380, and 411 intersected the quartz vein without precious metal values and assay results are pending on SJD-416, 432-439, 441, and 443.

On March 12, 2008, Hochschild released updated resource and reserve estimates at San José in their Preliminary Results for Year Ended 31 December 2007. These results show an increase in reserves of 19% and an increase in resources of 28% over the year ended 31 December 2006 JORC Code results. Currently Minera Andes cannot endorse these results as only a part of the data on which the resource /reserve calculations are based has been released to Minera Andes. Minera Andes is in the process of obtaining this information and will review the data and report on the results as soon as practicable. Exploration work completed in the second half of 2007 includes 20,274 meters (82 holes) of drilling mainly on Frea, Odin, and Ayelén veins and several hundred meters of drifting along the Frea vein. Receipt of assay results is underway for 19 drill holes. The Frea, Odin, and Ayelén veins all have mineral potential and remains open at depth and along strike.

MSC plans a 2008 exploration program at San José consisting of mapping, compilation and interpretation of all project data on a district scale (115 km2) to identify new targets. Approximately 4,000 meters of surface drilling and 3,800 meters of underground drilling are planned for 2008 as a follow-up on the targets generated from the surface work.

Assay results for the drilling were reviewed by Brian Gavin, Minera Andes’ vice president, exploration, who is an “qualified person” as defined by NI 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

San José—Mine Expansion

In March 2007, an aggressive exploration program was approved by the joint venture partners with the goal of adding new reserves and resources, and identifying new veins to increase mine life and facilitate the expansion of production at the San José Mine. Currently, a total of 40 kilometers of vein trend has been identified on the San José property. Extensive drilling has been conducted on only 15% or about 4 km of veins that make up the reserve and resource base. The 2007 drilling campaign was highly successful contributing significantly to increasing reserves and resources at San José. The mine life has doubled from 4.5 year to over 9 years and it appears we have the potential to add new reserves and resources.

In November of 2007, the board of MSC made the formal decision to double production capacity from 750 tonnes per day to 1,500 tonnes per day at the San José mine in southern Argentina. The cost of the expansion will be financed primarily from cash flow from the existing mine and unsecured local bank financing. Minera Andes anticipates the expansion to be completed by year-end 2008.

Various pieces of new equipment have been ordered by MSC for the mine expansion, including a new ball mill, flotation cells, a crusher and other ancillary equipment. Also, work to connect to the national power grid is underway, and this connection is forecast to provide significant cost savings over the on-site diesel generators that currently supply the electrical power to the project. Following connection to the power grid, the diesel generators will be retained as a backup power supply.

San José—Costs

In Q3 of 2007 the construction completion of the 750 tpd operation was estimated to cost $94.1 million, plus value added tax (IVA). Pre-completion mine expansion costs and costs related to the change in scope to the original mine plan incurred to date are approximately $11 million, plus IVA. At the end of the second quarter of 2006, when the decision to place the mine into production, Minera Andes reported the mine cost was estimated at $78.3 million, plus IVA. The amounts paid for IVA tax are refundable to MSC rateably based on production.

The 20% cost increase for completing construction of the mine arises from increases due to inflation of equipment and materials costs, construction delays, and increased contractor costs. Mine expansion costs and costs related to the change in scope to the original mine plan of approximately $11 million include the expansion of facilities, purchase of over-dimensioned equipment, mining engineering studies for the Kospi vein, the commencement of construction of the ramp for the Kospi vein, and additional underground workings.

The current project loan facility for $61 million with Hochschild was expanded to $65 million at the end of the second quarter of 2007 to cover additional mine completion costs and we are currently finalizing the terms and conditions of the formal loan documentation. The loan will be repaid from MSC cash flow and there is no hedging of the project’s gold and silver production (which had been required under the previously arranged bank financing facility). To accelerate the mine expansion and provide necessary funds from mine cash flow, Hochschild has agreed to extend the payback of the project loan facility until after completion of the expansion (except for expected repayment of $4 million from the proceeds of local bank loans to MSC in October, 2007).

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tpd operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date, $5.4 million for two months of sustaining costs, $2.1 million for exploration, $2.9 million for electrical connection to the regional power grid, and the related IVA for each item. The amounts paid for IVA tax are refundable to MSC ratably based on production. An amount of $27.4 million was funded by the MSC shareholders (Hochschild and Minera Andes).

In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At the end of 2007 Minera Andes investment in MSC totaled approximately $65 million.

San José—Production

In Q1 2008 the San José mine now comprises more than 13 km of underground workings accessed by ramps accessing the Huevos Verdes and Frea veins. A third ramp has also been constructed to access the Kospi vein, where 173 meters of the vein have been developed to date. The mine is currently staffed with 436 employees and 148 contractors.

The San José gold/silver mine saw a steady increase in production in Q4 2007 as reported by MSC to the owners. The San José mine is currently operating at rate of 750 tonnes per day. The first sales of metal from the mine occurred in December of 2007. A total of 958,000 ounces of silver and 14,950 ounces of gold were produced during 2007. Minera Andes owns 49% of the mine through its joint venture with the project operator, Hochschild. The first sales of metals from inventory at the San José mine occurred in December 2007 and included 92,000 ounces of silver and 1,490 ounces of gold. At year-end the mine had about 90% of its metal in inventory in the form of concentrates and doré. Several contracts are in place to sell doré and concentrate production.

SAN JOSE MINE PRODUCTION

Product	Q4 2007	Q3 2007	Full year 2007
Ore production (tonnes)	65,480	27,494	92,974
Average head grade silver (g/t)	536	544	538
Average head grade gold (g/t)	7.03	7.21	7.08
Silver produced (ounces)	776,000	182,000	958,000
Gold produced (ounces)	11,660	3,300	14,960
Net silver sold (ounces)*	92,000	0	92,000
Net gold sold (ounces)*	1,490	0	1,490

*	855 ounces of gold and 42,379 ounces of silver were produced during construction phase of the plant and have been recorded as a reduction to the capitalized cost of the plant.

During the start-up of San José in Q2 2007, several factors contributed to delays in the processing plant becoming fully operational, including technical issues related to the mill and the flotation process; problems with the intensive leaching process that produces a precipitate that is converted into doré, and extreme August weather conditions. We are advised that although the processing plant is now operating near capacity, the intensive leaching process remains in the commissioning stage. Re-engineering work is currently underway to improve the detoxification process. The operator expects theses issues to be corrected in the first half of 2008.

Los Azules Project

The Los Azules project was discovered by Minera Andes’ geologists in the 1990’s through regional exploration near the Argentina/Chile border in San Juan province, Argentina.

On November 2nd, 2007 Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper have contributed their respective properties into an option agreement (“ Los Azules Option Agreement”) replacing the November 2005 non-binding letter of intent regarding the Los Azules porphyry copper project. Xstrata Copper and Minera Andes had been working on separate, adjoining properties that straddle a large copper porphyry system now consolidated into one package under the Los Azules Option Agreement. Xstrata Copper is one of the commodity business units within Xstrata plc.

Under the Los Azules Option Agreement, MASA has the right to earn a 100% interest in Xstrata Copper’s property by spending at least US$1.0 million on the property by November 2010, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If in the opinion of Xstrata Copper, the preliminary assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then Xstrata Copper will have a right to earn a 51% interest in the combined properties (“the Back-in Right”). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the combined properties, make a cash payment to Minera Andes of three times MASA’s expenditures incurred on the combined properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the preliminary assessment does not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the combined properties, or any part thereof. All lands that make up the combined properties’ mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

If Xstrata Copper advises MASA of its intention to exercise Xstrata Copper’s Back-in Right for a 51% interest, Minera Andes will be required to form a new Argentinean operating company and transfer the combined properties to the operating company. Following the completion of its Back-in Right, Xstrata Copper will also be required to use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study. If the project financing arrangements are accepted by MASA and such financing completes, Xstrata Copper will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%. If project financing is not available or not accepted by MASA, the project may proceed without third party financing.

MASA and Xstrata Copper are to use good faith efforts to negotiate and execute a shareholders’ agreement governing the operating company after the date that Xstrata Copper notifies MASA of its intention to exercise the Back-in Right. The activities that may be undertaken by the operating company while Xstrata Copper is completing its back-in and thereafter, until a shareholders agreement is signed, will be limited to those activities necessary to deliver the Bankable Feasibility Study. From the date that Xstrata Copper satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and Xstrata Copper will have a right of first refusal over any bona fide offer received by the other party from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

The obligation of Xstrata Copper to seek project financing and the limitations placed on the operating company will cease if MASA transfers, directly or indirectly, its interest in the project (other than to an affiliate) or in the event of a change of control of MASA, regardless of whether MASA and Xstrata Copper have entered into a shareholders agreement.

The obligations of MASA under the Los Azules Option Agreement are guaranteed by Minera Andes and the obligations of Xstrata Copper are guaranteed by Xstrata Queensland Limited. Minera Andes is prohibited from entering into certain transaction resulting in its disposing its interest in the project or certain portion of its interest in Minera Santa Cruz S.A., unless the acquirer assumes Minera Andes’ guarantee obligations under the Option Agreement.

The combined Minera Andes-Xstrata Copper property package (approx. 7,500 Ha) encompasses a large, enriched (chalcocite) copper zone at Los Azules.

At the request of the Corporation Tetra Tech, Inc. (“Tetra”) prepared a technical report entitled “Los Azules Copper Project, San Juan Province, Argentina, NI 43-101 Technical Report” dated March 26, 2008 (the “Los Azules Report”). The author of the Los Azules Report is Donald B. Tschabrun, MAusIMM, principal mining Engineer of Tetra who is a qualified person and independent of the Corporation within the meaning of NI 43-101. The Loz Azules Report is incorporated by reference in this AIF and is available at www.sedar.com. The summary from the Los Azules Report has been reproduced below (in italics).

“Tetra Tech, Inc. (Tt) was commissioned by Minera Andes, Inc. (MAI) to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant Technical Report for the Los Azules Copper Project in Argentina. This technical report has been prepared to present the information on the Los Azules copper project pursuant to NI 43-101 reporting requirements. The effective date of this report is March 2008. The Qualified Person responsible for this report is Mr. Don Tschabrun, Principal Mining Engineer of Tt.

The project consists of a porphyry copper deposit occurring on land owned by MAI to the south (approximately 3400 ha) and adjacent property owned by Xstrata PLC (Xstrata) to the north. In November of 2007 MAI signed a definitive Option Agreement with Xstrata. MAI, in its fourth drilling program, is currently drilling on both MAI-controlled land and Xstrata land to further define the limits and complete in-fill of the mineralized zones.

Previous work recognizes two principal geological groups at Los Azules: an upper volcanic suite and a lower intrusive complex. This porphyry copper deposit seems to represent a typical porphyry system that consists of a supergene-enriched zone superimposed on a primary mineralized zone. The leached cap zone above the supergene enrichment zone appears to be devoid of copper mineralization, as none has been noted from surface or drill core observations.

Mineralization at the Los Azules deposit consists of various copper sulfide minerals in two main zones consisting of the supergene and primary zones. Minerals in the supergene enrichment zone are comprised of chalcocite, chalcopyrite, and pyrite. The supergene zone varies considerably in thickness from 40 m to well over 200 m, as some holes bottomed in copper mineralization. Mineralization in the primary zone consists of chalcopyrite and pyrite with minor amounts of bornite and covellite. Mineralization controls consist of the extensive stockworks, veining and faulting as noted in the drill core. At the current drill hole spacing (400 m north-south by 200 m east-west) the copper porphyry system appears to be continuous from drill hole to drill hole. Locally the mineralized porphyry target appears to extend about 3 km north-south by 1 km east-west.

At the present time, the Los Azules copper deposit is considered to be an exploration-stage project. There are currently no mineral resources or mineral reserves based on Canadian National Instrument 43-101 standards.”

Additional Details on the Drilling at Los Azules Project

The 2006-2007 field season exploration program completed 11 drill holes totaling 3,714 meters in the copper target. Several holes ended in copper mineralization, including AZ-07-24D that bottomed in high-grade copper over 1 percent.

Currently underway is a planned 2007-2008 exploration program of 24 holes totaling 10,000 meters, in two stages of 5,000 meters. The 2007-2008 field season Loss Azules extends from November 2007 to April 2008.

The exploration program at Los Azules is designed to define an inferred resource estimate and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property.

Over half the drilling to define a copper resource has been completed to date and drilling is in progress this field season over the known area of leachable (chalcocite) and sulfide

(chalcopyrite) copper mineralization as currently defined. The area of drilling covers approximately 2.5 kilometers by 0.9 kilometers within the enriched copper target currently identified at Los Azules that is about 3.3 kilometers long and 0.9 kilometers wide. Holes will be drilled at a nominal grid spacing of 200 meters east-west and 400 meters north-south. Where needed fill in holes will be drilled on the 200 meter north-south grid lines.

Drilling this season started on the northern half of the mineralized copper target where AZ-06-19 encountered 221 meters of mineralization averaging 1.62 percent copper that was 200 meters from hole AZ-06-20 containing 173 meters of 1.00 percent copper. Drilling will also include infill drilling on the southern half of the target. The holes will be drilled to a depth of approximately 350 meters. This drilling will test a known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization currently defined by 26 drill holes.

Assay results are in from the first core hole drilled in the 2007-2008 field season at the Los Azules porphyry copper project. Hole AZ-07-30 encountered 113 meters of 1.04 % copper within a larger zone of 200.8 meters of 0.89 % copper.

As of mid March 2008, seven vertical core holes have been completed totaling 2,528 meters of the 5,000 meter, 12 hole drilling Stage I program underway as part of the 2007-2008 exploration program Four holes are currently being drilled and assays are pending for six holes. Hole AZ-07-30 was drilled near the northeast of currently defined area of copper mineralization. The upper 123 meters of the hole contained leached cap rocks underlain by high-grade porphyry copper mineralization to 323.8 meters.

Consultants and an independent engineering firm have been retained to monitor the program and prepare the NI 43-101 resource estimate and Preliminary Assessment report. The fieldwork is being managed by Minera Andes’ technical staff with the assistance of Nivaldo Rojas and Associates.

The highlights from the previously reported 2005, 2006, and 2007 drilling campaigns are listed in Table 1 below with several holes ending in copper mineralization, including AZ-07-24D and AZ-06-19 that bottomed in high-grade copper over 1 percent.

Table 1. Significant Drilling Results at Los Azules, 1998 to 2007

		Intersection
Drill Hole	TD (m)	From (m)	To (m)	Interval* (m)	Total Copper (%)
AZ-04-01 (core)	195	130	195	56	0.62
Includes:		150	192	36	0.82
AZ-04-02 (core)	330.5	164	304	140	0.38
Includes:		164	190	26	0.47
Includes:		230	304	72	0.42
AZ-04-04 (core)	300.8	162	282	120	0.54
Includes:		162	202	40	0.59
Includes:		236	282	46	0.64
AZ-04-07 (core)	168.8	96	152	56	0.44
Includes:		126	152	26	0.58

LA-04-98 (RC)	250	117	250	133	0.47
LA-06-98 (RC)	250	61	250	189	0.44
Includes:		157	250	93	0.64
LA-08-98 (RC)	220	77	220	143	0.55
Includes:		103	220	117	0.61
LA-03-04 (RC)	226	94	226	132	0.40
Includes:		104	114	10	1.12
AZ-06-10 (core)	261.35	174	261.35	87.35	0.83
AZ-06-11 (core)	270.7	158.7	270.7	158.7	0.51
AZ-06-14 (core)	224.55	136	178	42	1.13
Includes:		136	158	22	1.40
AZ-06-17 (core)	183.5	66	183.5	117.65	0.63
Includes:		66	124	58	0.84
AZ-06-19 (core)	299.4	78.25	299.4	221.15	1.62
Includes:		78.25	116	37.75	2.22
Includes:		134	146	12	3.94
AZ-06-20 (core)	253.3	80	253.3	173.3	1.00
Includes:		80	98	18	1.69
Includes:		98	182	84	1.12
AZ-07-22 (core)	271.2	119	257	138	0.62
Includes:		119	155	36	0.99
Includes:		119	139	20	1.24
Includes:		155	257	102	0.49
Includes:		213	227	14	0.71
AZ-07-24D (core)	278.2	124	278.2	154.2	0.54
Includes:		124	160	36	0.80
Includes:		160	202	42	0.50
Includes:		202	234	32	0.34
Includes:		234	278.2	44.2	0.66
Includes:		234	254	20	0.74
Includes:		264	278.2	14.2	0.87
AZ-07-29B	226.85	126	216	90	0.71
Includes:		126	154	28	0.86
Includes:		170	204	34	0.92
* True thickness of the copper mineralization is undetermined.

All results have been reviewed by Brian Gavin, Minera Andes’ vice president of exploration, an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for sample pulp preparation and to ALS Chemex Laboratories, Mendoza, during the 2004 field season and to ACME Analytical Laboratories, Mendoza, during the 2006 and 2007 field seasons, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays and by reanalysis of 10% of samples at the Alex Stewart Assayers, Argentina, S.A. lab in Mendoza Argentina.

OTHER PROPERTIES

The disclosure found below on the Corporation’s other properties has been prepared by and/or reviewed, as case may be, by Brian Gavin, Vice President–Exploration of Minera Andes and a “qualified person” within the meaning of NI 43-101.

Santa Cruz Project Property Summary

Santa Cruz Project Location

Minera Andes currently holds 15 cateos and 29 manifestations of discovery in the Deseado Massif region of Santa Cruz. These properties are located at moderate elevations (300 to 1,000 m above sea level). Topography varies from gently rolling to locally rugged. The Deseado Massif is a cold desert. Access to the properties is by dirt road and trail.

Santa Cruz Project Geology

The project area covers the Deseado Massif, a package of Middle to Upper Jurassic volcanic rocks locally overlain by Cretaceous sediments and Tertiary to Quaternary basalts. The Jurassic rocks are divided into the Bajo Pobre Formation, of intermediate composition, and the felsic Bahia Laura Group. The Bahia Laura Group is in turn subdivided into the Chon Aike Formation (dominantly ignimbrites) and the La Matilde Formation (dominantly volcaniclastic rocks). Several potentially important, low sulfidation epithermal deposits have recently been discovered in the massif, including the Cerro Vanguardia deposit which has a reserve of greater than 3.2 million oz Au equivalent. Exploration by a number of companies is ongoing in the massif.

Santa Cruz Project Exploration

Santa Cruz is one of Argentina’s least well-explored provinces. The area was explored under the Argentine government-United Nations regional exploration Plan Patagonia-Comahue in the 1970s. In the 1980s, FOMICRUZ, S.E., a state owned company, completed reconnaissance surveys in the province to delineate areas of interest for mineral reserves.

Minera Andes has been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Geologic evaluation of these grassroots targets is ongoing.

The Cerro Mojon property was drilled April and May of 2006 and, as the results were not encouraging, the lands will be allowed to expire. A second drilling program at El Trumai in May of 2007 had negative results and the land will be allowed to expire. In 2007 geological mapping and geophysics field work was done at the Celestina property and at the A. Telken property. Drilling is tentatively planned for the A. Telken propertyduring the second or fourth quarter of 2008.

Santa Cruz Project Ownership

Minera Andes currently controls 15 cateos and 29 manifestations of discovery (totaling 73,195 ha) in Santa Cruz province. Land holding costs for 2008 are estimated to be Peso$12,000.

Chubut Project Property Summary

Chubut Project Location

Minera Andes currently holds 1 manifestation of discovery at the El Valle property in the Precordilleran and Patagonian Massif regions of Chubut totaling 1,480 ha. This property is located at moderate elevations (5000 m above sea level) in central Chubut. Access to the property is by dirt road and trail.

Chubut Project Geology

Jurassic-Cretaceous volcanic terranes have been the focus of exploration in the southern Chilean Cordillera over the past decade. These rocks are potential hosts of epithermal gold and gold rich replacement deposits attested to by the discoveries, in Chile, at Fachinal (epithermal Au-Ag), El Toque (base metal, stratabound replacement deposit with a minor precious metal credit) and, in Argentina, the Esquel Project. This high-grade vein system contains an announced resource of 4.2 million oz of gold, and 7.8 million oz of silver. In Argentina, rocks of the same age and type occur in both Andean and extra-Andean Patagonia. These areas are relatively unexplored.

Chubut Project Exploration

Chubut was included in the United Nations and Argentina government’s Plan Patagonia-Comahue exploration program in the 1960s and 1970s. This campaign delineated several prospects with weak to moderate base metal anomalies. The samples were not analyzed for their precious metal content.

In 1997, Minera Andes completed reconnaissance surface sampling and mapping on five properties in the western Chubut province. This work indicates the potential for mineralized epithermal and porphyry or intrusive-related systems.

At the El Valle property, the initial exploration located a north-northeast trending zone of illitic alteration and mineralization about 1.5 km wide and three km long. Numerous northwest and northeast trending veins, some up to 5 m wide and more than 500 m long, have also been located in tuffaceous rocks within the zone of alteration. The zone is open to the west and south under Quaternary alluvium in valleys, and open-ended to the north and east under Quaternary alluvium and post-mineral Tertiary basalt.

Results from the 40-sample reconnaissance program on this property show gold values ranging from below detection limit to 14.6 g/t. Several high values, above 3 g/t gold, are from outcrops and float from multistage epithermal quartz veins. Some of the samples with low gold values show strongly anomalous pathfinder elements such as mercury (in the low 2,000 to 13,000 ppb range) that may indicate higher levels in the gold system. No exploration was done at El Valle since 2001 due to legal issues with the surface landowner and uncertainty related to the future of mining in Chubut given the current moratorium on the use of cyanide.

Chubut Project Ownership

We currently control 1 manifestation of discovery (totaling 1480 ha) in Chubut province. Land maintenance costs for 2008 are estimated to be $1,000.

San Juan Project Summary Which Includes Los Azules

San Juan Project Location

The San Juan Province Project comprises the Los Azules project and three other properties totaling 48,547 ha in southwestern San Juan province. Elevation ranges from 2,500 m to 5,500 m and moderate to high relief.

San Juan Area Project Geology

The project area extends from the western margin of the Cordillera Frontal to the Cordillera Principal. The area is principally underlain by Permo-Triassic Choiyo Group volcanic rocks, a multi-phase igneous sequence comprising volcanic breccias, ignimbrites, tuffs and rhyolites, intruded by granites and overlain by extrusive acidic volcanic rocks. Jurassic continental, marine and volcanic derived sedimentary rocks unconformably overlay Permo-Triassic rocks. The youngest rocks in the project area comprise Tertiary volcanic and intrusive rocks, which are common hosts of epithermal gold mineralization as evidenced by deposits in the Chilean Andes.

San Juan Project Exploration

No formal records of previous exploration in the project area exist. Evidence of prospecting (small trenches or pits) exists on some of the cateos. The area is currently active with pre-development work at the El Pachón copper deposit.

The San Juan Province Project is a regional reconnaissance program, focused on epithermal gold and gold-copper porphyry targets in the eastern cordillera. All of the lands were acquired based on the results of satellite image analysis. Preliminary field examination, including rock chip sampling and property-wide stream sediment sampling, has been completed on all properties.

Detailed work at Los Chonchones included reconnaissance-scale geologic mapping and geochemical surveys. Results returned a number of anomalous gold and/or copper values in all sample types, scattered throughout the color anomalies and concentrating in the center of the southwest anomaly. Lands are held pending possible joint ventures.

Through December 31, 2007, we have spent $6,375,944 on the San Juan Project (net of write-offs for properties abandoned).

San Juan Area Project Ownership

Our lands in San Juan consist of 9 cateos and applications for cateo and 20 manifestations of discovery and total 48,547 hectares. At present, these lands are not subject to a royalty, however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Property canon fees for the properties in 2008 are estimated at Peso$20,000.

DIVIDENDS

No dividends have been paid on any common shares of the Corporation.

The Corporation intends to retain its earnings for use in the business and does not expect to pay dividends on its common shares in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at the date hereof 189,334,395 Common Shares are issued and outstanding as fully paid and non-assessable.

The holders of Common Shares are entitled to dividends, if, as and when declared by the Board, to one vote per share at meetings of shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares which may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series. The holders of the preferred shares have no right to notice of, to attend, or to vote at any meeting of the shareholders of the Corporation. The directors of the Corporation may provide the preferred shares with a priority over the Common Shares with respect to the payment of dividends and the distribution of assets upon the liquidation of the Corporation. The preferred shares, however, shall not carry a residual right to participate to an unlimited degree in the earnings of the Corporation and in its assets upon liquidation or winding up. Currently no preferred shares are issued and outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The Corporation’s common shares are listed for trading on the TSX under the trading symbol “MAI” and quoted on NASDAQ Over the Counter Bulletin Board as “MNEAF”.

On February 7, 2007, the company traded on the TSX and ceased trading on the TSX Venture Exchange.

Trading price and volume on the Canadian exchanges for 2007 is as follows:

Date	Open	High	Low	Close	Avg Vol
Dec-07	1.77	1.87	1.45	1.57	114,100
Nov-07	1.90	2.06	1.72	1.79	146,500
Oct-07	1.85	2.12	1.80	1.90	195,700
Sep-07	1.78	2.19	1.67	1.85	179,400
Aug-07	1.74	1.83	1.10	1.73	216,600
Jul-07	2.11	2.14	1.74	1.83	126,300
Jun-07	2.36	2.45	2.07	2.12	121,200
May-07	2.23	2.64	2.07	2.38	239,000
Apr-07	1.82	2.46	1.82	2.23	230,300
Mar-07	1.92	2.02	1.60	1.86	135,700
Feb-07	1.60	2.25	1.60	1.92	248,500
Jan-07	1.50	1.57	1.31	1.57	128,800

Prior Sales

During the most recently completed financial year ended December 31, 2007 and to the date of the AIF the following securities of the Corporation, which are not listed or quoted on a market place were issued:

Date of Issue	Number of Securities Issued	Type of Securities Issued	Exercise Price of Security Issued (CDN$)
March 7, 2007	4,227,669	Purchase Warrants	2.06
March 19, 2007	600,673	Purchase Warrants	1.75
September 4, 2007	250,000	Stock Options	1.73
October 22, 2007	4,066,390	Purchase Warrants	2.41
December 21, 2007	6,940,322	Purchase Warrants	2.00
December 21, 2007	694,031	Agents Compensation Options	1.70
January 25, 2008	3,889,011	Purchase Warrants	2.00
January 25, 2008	388,901	Agents Compensation Options	1.70
February 11, 2008	213,500	Purchase Warrants	2.00
February 11, 2008	21,350	Agents Compensation Options	1.70
February 14, 2008	100,000	Stock Options	1.35

DIRECTORS AND OFFICERS

The following tables sets forth information about the Corporation’s directors and officers and their respective positions as of the date of this AIF:

NAME, AGE AND MUNICIPALITY OF RESIDENCE	POSITION HELD	PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Allen V. Ambrose, 51 Spokane, Washington	President, Chairman and Director	Director and President of the Corporation since November 6, 1995. Mr. Ambrose was appointed Chairman of the Board of Directors of the Corporation on December 20, 2006. Director of Cadre Resources Ltd. from April 1994 to March 2001. Director of and consults with Century Mining Corporation and Samba Gold Inc. (formerly named Kaieteur Resource Corporation) since July 2002. Provides management and geologic consulting services to Franconia Minerals Corporation since August 1998. Director of Mexivada Mining Corporation since November 2005 and a director of Rockgate Capital Corporation since October 2005. On August 10, 2006 he became a director of Gold Port Resources Ltd. On April 30th, 2007 he became a director of Stoneshield Capital Corp.

John Johnson Crabb, 82 (1) (3) (4) Madeira Park, B.C.	Director	A director of the Corporation since November 6, 1995. Mr. Crabb was a Mining Executive/ Geologist and Director with Inland Resources, Inc., a mining company from 1985 to November 1995; Director of Cadre Resources Ltd. from April 1995 to March 1996. Mr. Crabb is a life member of the Association of Professional Engineers and Geoscientists of British Columbia.

Gary A. Craig, 59 (1) (2) Spokane, Washington	Director	A director of the Corporation since April 12, 2002. Mr. Craig is currently President of N.A. Degerstrom, Inc. since June 5, 2006. Prior thereto from July 1, 2000 he was Executive Vice President for N. A. Degerstrom, Inc. Previously Gary Craig was Project Manager for Dravo Corporation, a mining company.

A.D. (Darryl) Drummond, 71 Ph.D., P. Eng. (3) (4) Vancouver, British Columbia	Director	A director of the Corporation since June 26, 1996. Mr. Drummond is a Professional Engineer; President of D.D.H. Geomanagement from 1981 to November 2004; Director of Samba Gold Inc. (formerly named Kaieteur Resource Corporation) from December 1998 to present; Director of Saxony Explorations Ltd. from February 2000 to September 2003; Director of Valerie Gold Resources Ltd. from November 6, 1998 to March 27, 2003; Director of Valgold Resources Ltd. from March 27, 2003 to present; Director of Wollasco Minerals Inc. from October 12, 2004 to December 16, 2004; and Director of Gold Port Resources Ltd. From December 16, 2004 to present; Director and chairman of Butler Developments Corp from June 16, 2006 to March 6, 2008.

NAME, AGE AND MUNICIPALITY OF RESIDENCE	POSITION HELD	PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Brian Gavin, 54 Spokane, Washington	Vice President, Exploration	Officer of the Corporation since November 6, 2005. Director of Minera Santa Cruz S.A. Mr. Gavin has served as President (since April, 2001), and Chief Executive Officer (since July, 2007) and director of Franconia Minerals Corporation (TSX) since June 2001.

Henry A. John, 60 Spokane, Washington	Chief Financial Officer	Chief Financial Officer of the Corporation since November 9, 2007 and employee since September 1, 2007. Mr. John has been a chartered accountant in British Columbia since 1974 and a certified public accountant in Washington State since 1998, has accounting and auditing experience with public corporations, including junior exploration/mining companies. In Spokane, he has been associated with the accounting firm of LeMaster & Daniels where his duties included audits, review and regulatory oversight compliance. During 2006, while with LeMaster & Daniels, Mr. John performed Sarbanes-Oxley work for Minera Andes, and is familiar with the company through his engagement.

Bonnie L. Kuhn, 42 (2) Calgary, Alberta	Secretary and Director	A director and officer of the Corporation since June 19, 1997 and Chief Financial Officer from May 15, 2000 to April 13, 2005. From January 1, 1999 to June 1, 2001, a partner with Armstrong Perkins Hudson LLP, Barristers & Solicitors. From June 2001 to January 2005, a senior associate with Field LLP. From January 2005 on Ms Kuhn is self-employed. Director and officer of Franconia Minerals Corporation (TSX) since August 1998.

Allan J. Marter, 60 (1) (2) (3) (4) Littleton, Colorado	Director	A director of Minera Andes since November 9, 2006. He retired on October 13, 2006, after seven years as Chief Financial Officer of Golden Star Resources Ltd. He currently serves as Président of the board and director of EURO Ressources SA (TSX and Euronext: EUR) and had previously served as an officer and director of a number of North American junior exploration and mining companies including Addwest Minerals International, Ltd. (a director until March 30, 2003), Golden Phoenix Minerals, Inc. (a director until June 25, 2004), Minera Andes Inc. (chief financial officer until May 15, 2000 and a director until September 23, 2003), and EURO Ressources SA (formerly Guyanor Ressources SA) (chief financial officer until June 23, 2005). He is currently a director of Franconia Minerals Corporation (TSX) since November 22, 2006 and is currently a director of Aurelio Resource Corporation and acting Chief Financial Officer since November 28, 2006.

Notes:

(1)	Member of Audit Committee.
(2)	Member of the Corporate Governance Committee
(3)	Member of Compensation Committee
(4)	Member of the Nominating Committee

As of the date hereof the number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by all directors and executive officers of the Corporation as a group is 694,700 or 0.37% of the issued and outstanding.

The term of office of the directors expires annually at the time of the Corporation’s annual general meeting or until their successors are elected or appointed.

Cease Trade Orders, Bankruptcies, Penalties, or Sanctions

Except as disclosed below, to the best of knowledge of the management of the Corporation, no proposed director of the Corporation, or any personal holding company of a proposed director, is at the date of this management information circular, or within the 10 years before the date of this AIF has been, a director or chief executive officer, or chief financial officer of any corporation (including the Corporation) that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

An “order” means:

1.	cease trade order;

2.	an order similar to a cease trade order; or

3.	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Ms. Kuhn has advised the Corporation that she was a director of Aludra Inc. (“Aludra”) on February 13, 2003, February 26, 2003 and March 3, 2003 when the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission, respectively, issued cease trade orders requiring that trading cease in respect of the securities of Aludra due to Aludra’s failure to file and deliver to its shareholders the annual audited financial statements for Aludra for the year ended May 31, 2002 prepared in accordance with GAAP. The securities of Aludra remain cease traded. Ms. Kuhn resigned as a director of Aludra in October 2004.

Mr. Ambrose has advised the Corporation that he is a director of Century Mining Corporation (“Century”). On March 20, 2008 the British Columbia Securities Commission issued a cease trade order against the insiders of Century for not filing in the correct form; a technical report under NI 43-101; interim financial statements for the financial period ended September 30, 2007 pursuant to NI 51-102; and management discussion and analysis for the period ended September 30, 2007. This cease trade order is still in effect as of the date of the AIF.

To the best of the knowledge of the management of the Corporation, no proposed director of the Corporation or any personal holding company of the proposed director, is at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of the knowledge of the management of the Corporation, no proposed director of the Corporation or any personal holding company of the proposed director has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best knowledge of the management of the Corporation no proposed director or personal holding corporation of a proposed director has entered into, at anytime, a settlement agreement with a securities regulatory authority.

To the best knowledge of the management of the Corporation no proposed director or personal holding corporation of a proposed director, has been subject to, at anytime, any penalties or sanctions imposed by

a)	a court relating to securities legislation or securities regulatory authority, or

b)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers and promoters of the Corporation may be subject with respect to the operations of the Corporation. Certain of the directors may serve as directors and/or officers of other companies or have significant shareholdings in other companies. Situations may arise where the directors, officers and promoters of the Corporation will be engaged in direct competition with the Corporation. Any conflicts of interest will be subject to and governed by the law applicable to directors and officers’ conflicts of interest.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation other than as disclosed below:

On December 20, 2005 the Corporation entered into a private placement agreement (the “First Agreement”) at arm’s length with Robert R. McEwen of Toronto, Ontario, providing for the purchase by Mr. McEwen or any associate or affiliate of himself (together, “McEwen”) of an aggregate of 15,414,740 units of the Corporation (“First Private Placement Units”), at a price of Cdn$0.35 per First Private Placement Unit, for gross proceeds of Cdn$5,395,159 (the “First Private Placement”). Each First Private Placement Unit was comprised of one Common Share and one-half of one Common Share purchase warrant (the “First Private Placement Warrant”). One whole First Private Placement Warrant entitled the holder thereof to purchase one additional Common Share at an exercise price of Cdn$0.55 per Common Share at any time prior to the earlier of: a) the 15th trading day after receiving notice from the Corporation that the weighted-average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the First Private Placement Warrant; and b) December 20, 2007. The First Private Placement closed on December 20, 2005. As a result of the First Private Placement, McEwen held approximately 14.2% of the issued and outstanding Common Shares of the Corporation (or 19.9% after giving effect to the exercise of the First Private Placement Warrants acquired by McEwen). The full text of the First Agreement may be accessed on SEDAR at www.sedar.com.

The First Agreement provides that commencing on the date that is 61 days after the date which is the later of (i) the date upon which the Rights Plan is terminated, and (ii) the date upon which all rights issued under the Rights Plan are redeemed, and ending on the date that is two (2) years following December 20, 2005 (the “Closing”), if at any time subsequent to the Closing, McEwen owns not less than 10% of the issued and outstanding Common Shares (assuming the exercise of any Warrants held by McEwen), then the McEwen shall have a right of first refusal to subscribe for up to and including 100% of the value of each financing undertaken by the Corporation, either by way of private placement or public offering of equity, debt, subscription units or convertible securities, rights offering or project financing, other than the currently contemplated debt financing by the Corporation of the San José Project of the Corporation through a yet to be determined financial institution, (a “Financing”) on the same terms and conditions (including price and timing) as offered to other potential investors in each such Financing. McEwen’s right to participate in a financing applies to each financing and is not affected by McEwen’s exercise or failure to exercise such right in respect of any particular financing. The First Agreement further provides that for a period of five (5) years following the Closing, if at any time subsequent to the Closing, McEwen owns not less than 10% of the issued and outstanding Common Shares (assuming the exercise of any warrants held by McEwen), then McEwen shall have the right, from time to time and at any time, to nominate one (1) individual (the “Subscriber Nominee”) to the board of directors of the Corporation, and the Corporation shall use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order that the Subscriber Nominee become a member of the board of directors of the Corporation. In addition, the Corporation shall use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than six (6).

The First Agreement also provides that for a period of one (1) year from the Closing the Corporation will not, without the prior written consent of McEwen, which consent shall not be unreasonably withheld: (i) enter into any agreements respecting any of the Corporation’s properties that might have the effect of creating an interest, directly or indirectly, in such property to a third party; (ii) enter into any agreements with third parties which will have rights, which when exercised, would have the effect of granting an interest, directly or indirectly, in any of the Corporation’s properties to third parties; (iii) enter into any option, joint venture, royalty, lease, unitization, sale, deed, trust, conveyance, transfer, disposition, mining, cross mining, commingling or agreements of whatever nature with respect to any of the Corporation’s properties; (iv) enter into any agreements with respect to financing on any of the Corporation’s properties which would result in any dilution or reduction of the Corporation’s present interests in any of those properties; (v) enter into any agreements, relating to an amalgamation, reorganization, plan of arrangement or similar type of transaction, which might have the effect of reducing the Corporation’s interest in any of its properties or granting a third party an interest, directly or indirectly, in any of the Corporation’s properties; and (vi) encumber any of the Corporation’s properties in any manner whatsoever.

In addition, the First Agreement requires that the Corporation take all necessary action to obtain the necessary shareholder approval for the Second Private Placement, to redeem the rights under the Rights Plan and to terminate the Rights Plan. The First Agreement also sets out how the funds provided by the First Private Placement are to be used.

In addition, the Corporation on December 20, 2005 signed a further subscription agreement, as amended (“Second Agreement”), at arm’s length with McEwen, whereunder he has the right to acquire a further 13,156,689 Units of the Corporation, on the same terms as the First Private Placement, for gross proceeds of Cdn$4,604,841.10 (the “Second Private Placement”). The Second Private Placement will close 61 days after receipt of approval from the shareholders of the Corporation of the termination of the Rights Plan and the redemption of the rights issued thereunder and upon satisfaction of other customary conditions of closing. The full text of the Second Agreement may be accessed on SEDAR at www.sedar.com.

The terms described above for the First Agreement are also set forth in the Second Agreement, other than the use of proceeds from the Second Private Placement are detailed in the Second Agreement.

In addition, the Second Agreement provides that if favourable shareholder approval is not obtained for the Second Private Placement, the redemption of the rights issued under the Rights Plan and the termination of the Rights Plan, and as a result there is no closing of the Second Private Placement on or before March 2, 2006, the Corporation will be required to pay a break fee to McEwen of Cdn$2,000,000.

The terms of the Second Agreement were approved at a Special Meeting of the Shareholders of the Corporation held on February 7, 2006. The Second Agreement was amended on March 8, 2006 to provide for the new closing date of March 8, 2006. Excluding warrants, on completion of this subscription Mr. McEwen held 22.3% of the issued and outstanding shares of the Corporation with a total investment of C$10 million in the Corporation.

Pursuant to an Amending Agreement to Warrants dated May 5, 2006 (“Amending Agreement”) (available on SEDAR at www. sedar.com) Mr. McEwen completed the early exercise of 14,285,714 warrants he held in the Corporation. Each warrant was exercisable into one common share at an exercise price of Cdn$0.55 for gross proceeds of Cdn$7,857,143. As a result, a total of 14,285,714 common shares were issued. In consideration for the early exercise of all of Mr. McEwen’s common share purchase warrants, the Corporation issued to Mr. McEwen 2,000,000 new common share purchase warrants. Each new warrant will entitle McEwen to purchase one common share at an exercise price of Cdn$1.80 per share for a term of 12 months expiring on May 5, 2007. On May 4, 2007 Mr. McEwen exercised 2,000,000 common share purchase warrants. As a result on May 4, 2007 Mr. McEwen increased his shareholdings in the Corporation to 46,057,143 or 27.75% of the issued and outstanding common shares.

As of the date of the AIF Mr. McEwen currently holds 46,057,143 or 24.33% of the issued and outstanding common shares.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Corporation’s common shares is Computershare Trust Company of Canada, 600, 530-8th Avenue SW Calgary, Alberta, T2P 3S8. Registration facilities are maintained and transfers of the Corporation’s common shares may be effected through Computershare’s offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

The following is a list of every contract, other than contracts entered into in the ordinary course of business, which is material to the Corporation and was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

1)	On March 15, 2001 the Corporation entered into an Option and Joint Venture Agreement dated March 15, 2001, as amended with, Minera Andes S.A, and Hoschschild (the “Option Agreement”) for the exploration and possible development of Minera Andes’ epithermal gold-silver exploration land package at El Pluma/Cerro Saavedra (now referred to as San José Project), including Huevos Verdes. A copy of this agreement is available on SEDAR at www. sedar.com

Under the Option Agreement, in July 2003 Hoschschild earned a 51% ownership in the joint venture by spending a total of $3 million, including a minimum of $100,000 per year on exploration targets within the joint venture, other than Huevos Verdes. In addition, Hoschschild was to make semiannual payments totaling $400,000 per year until pilot plant production was achieved. In September 2004, an amendment to the agreement stated such payments should be made until a positive feasibility study for the development of a mine on the property was obtained by MSC and the board of MSC made a decision to construct the mine. In October 2005, MSC completed a positive feasibility study for the development of a mine on the property and in December 2005, the board of MSC made a decision to construct the mine such that the semiannual payments totaling $400,000 per year are no longer payable by Hoschschild.

Following Hoschschild’s vesting at 51% ownership, Minera Andes opted to participate in the development of the project on a pro-rata basis.

In the fourth quarter of 2003, we notified Hoschschild of our intent to subscribe for additional equity in MSC, so as to maintain a 49% interest. We made investments of $16.9 million, $13.6 million and $11.3 million in 2007, 2006 and 2005, respectively, to fund our 49% interest in the project.

2)	The First Agreement dated December 20, 2005 between the Corporation and Robert R. McEwen of Toronto, Ontario. See “Interests of Management and Others in Material Transactions”.

3)	The Second Agreement dated December 20, 2005 between the Corporation and Robert R. McEwen of Toronto, Ontario. See “Interests of Management and Others in Material Transactions”.

4)	The Amending Agreement dated May 5, 2006 between the Corporation and Robert R. McEwen of Toronto, Ontario. See “Interests of Management and Others in Material Transactions”.

5)

Beginning with the Credit Agreement dated December 10, 2004 between the Corporation and Macquarie, the Corporation has received numerous loan facilities from Macquarie and amended and restated credit agreements have been entered into with the most recent being the Second Amended and Restated Credit Agreement dated October 22, 2007, . a copy of this agreement is available at www.sedar.com. Of the various loan facilities made by Macquarie the following remain outstanding:

a) On March 7, 2007, we received a third tranche of $7,500,000 from Macquarie of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of this debt include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years.

b) On October 26, 2007, we received a fourth tranche of $10,000,000 from Macquarie bank of which $8,526,000 was for the development of the San José Project and $1,474,000 was for general purposes. The commercial terms of the fourth tranche include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% p.a. and mature on September 30, 2009. In addition, Minera Andes provided share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to October 22, 2007. Each warrant is to be exercisable for two years.

6)	On October 10 2006, Minera Andes signed a letter of intent, as amended, to provide project financing with Lorenzon Limited, an affiliate of Hochschild, and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006 subject to a successful public offer by Hochschild. Hochschild agreed to pay the break fees and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced, as soon as reasonably practical, with a permanent financing of $65 million or such higher amount as agreed to by Minera Andes and Hochschild. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a) MSC will not be required to hedge any of its production.

(b) The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c) Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d) Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild will lend 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years. Repayment of the loan payable is contingent on the operating cash flows of MSC.

As at December 31, 2006, the $20 million bridge loan had been lent to MSC. The Company’s 49% share of the $20 million bridge loan is $9.8 million.

As at December 31, 2007, the $20 million bridge loan plus $45 million in advances on the permanent financing, a total of $65 million, had been lent on the project. The Company’s 49% share of the project was $31.85 million.

7)	The Los Azules Option Agreement dated November 2, 2007 among the Corporation, MASA and Xstrata Copper. See “Description Of Mineral Projects- Material Properties-Los Azules Project” for details.

INTERESTS OF EXPERTS

Names of Experts

The persons referred to below have been named as having prepared or certified a report, valuation, statement, or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 during, or relating to, the Corporation’s financial year ended December 30, 2007.

BDO Dunwoody LLP, Chartered Accountants, provided an auditor’s report dated March 26, 2008 in respect to the Corporation’s consolidated financial statements for the year ended December 31, 2007.

William Colquhoun, FSAIMM; Principal Metallurgist, AMEC Lima office, Emmanuel Henry, MAusIMM (CP); Principal Geostatistician, AMEC Santiago office, Armando Simon, Ph.D, R.P.(Geol), AIG; Principal Geologist, AMEC Santiago office, and Pierre Rocque, P.Eng.; Principal Mining Engineer, AMEC Oakville office, authored the San José Report and each of whom is considered a qualified person and independent of the Corporation within the meaning of NI 43-101.

Donald B. Tschabrun, MAusIMM, principal mining Engineer of Tetra, authored the Los Azules Report and is considered a qualified person and independent of the Corporation within the meaning of NI 43-101.

In addition, at the Corporation’s request AMEC prepared a technical report entitled “San José Property, Santa Cruz Province, Argentina NI 43-101” with an effective date of June 30, 2007 (“First San José Report”). The First San José Report was authored by Pierre Rocque, P.Eng.; Consulting Manager Mining and Geology, AMEC Oakville office, Robert Cintis, P.Geo.;, Principal Geologist, AMEC Vancouver office, Rodrigo Alves Marinho, CPG (AIPG); Senior Geologist, AMEC Santiago office, and William Colquhoun, FSAIMM; Project Manager and Principal Metallurgist, AMEC Lima office. Each of the authors is considered a qualified person and independent of the Corporation within the meaning of NI 43-101. The San José Report subsequently superseded this report.

Interests of Experts

BDO Dunwoody LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

To the knowledge of the Corporation, none of the other persons named above held, at the time of or after such person prepared the report, valuation, statement, or opinion, any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Corporation, to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Corporation’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Annual Information Form.

The Corporation’s audit committee is comprised of three directors, Allan J. Marter, John Johnson (Jack) Crabb and Gary A. Craig. As defined in NI 52-110, Allan J. Marter, John Johnson (Jack) Crabb and Gary A. Craig are “independent”. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Corporation.

Mr. Marter has more than 25 years experience in the financial sector of the mining industry. He retired on October 13, 2006 after seven years as Chief Financial Officer of Golden Star Resources Ltd (TSX, AMEX). He currently serves as Président of the board and director of EURO Ressources SA (TSX and Euronext: EUR) and had previously served as an officer and director of a number of North American junior exploration and mining companies. He is currently a director of Franconia Minerals Corporation (TSXV) since November 22, 2006 and is currently a director of Aurelio Resource Corporation and acting Chief Financial Officer since November 28, 2006. Mr. Marter was president of the Northwest Mining Association in 1993.

Mr. Crabb graduated from the University of British Columbia in 1951 with a Masters Degree in Geology and has been a director of Minera Andes since November 6, 1995. He was a director of Inland Resources, Inc. from 1985 to November 1995. Mr. Crabb was the director of Pegasus Gold Inc. and Vice President of Exploration for Crowsnest Resources Ltd., a wholly owned subsidiary of Shell Canada.

Mr. Craig has a degree in Civil Engineering and is currently President of N.A. Degerstrom, Inc. since June 5, 2006. Prior thereto from July 1, 2000 he was Executive Vice President for N. A. Degerstrom, Inc. His responsibilities for Degerstrom include managing 350 employees at various job sites throughout the U.S. and Argentina. Before his employment with Degerstrom, Mr. Craig worked 27 years for Dravo Corporation. The last 20 years with Dravo he worked as project manager for a phosphate mining operation, where he oversaw 100 employees.

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in

1.	section 2.4 (De Minimis Non-audit Services – which exempts all non-audit services provided by an issuer’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the issuer, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit),

2.	section 3.2 (Initial Public Offerings– which exempts issuers from the requirement that all members of the audit committee be independent so long as the board is satisfied the committee can nevertheless act independently and at least one member is independent for a period of 90 days, or so long as a majority of members are independent for a period of one year, from the date of the receipt from the securities commission for the issuer’s prospectus in respect of its initial public offering),

3.	section 3.4 (Events Outside Control of Member – which exempts an audit committee member from being independent for a period ending on the later of the issuer’s next annual meeting of shareholders and the six month anniversary of the member ceasing to be independent if such lack of independence is due to reasons outside the member’s reasonable control), or

4.	section 3.5 (Death, Disability or Resignation of Audit Committee Member – which exempts a new audit committee member appointed due to the death, disability or resignation of a former member, for a period ending on the later of the issuer’s next annual meeting of shareholders and the six month anniversary of the new member’s appointment, from the requirement of being independent)

of NI 52-110 or an exemption from the requirements of NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 3.3(2) (Controlled Companies – which exempts a member of an audit committee from the requirement to be independent if the lack of independence arises solely from being a director of an affiliated entity and other similar circumstances) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances – which exempts a member of an audit committee from the requirement to be independent in certain limited and exceptional circumstances) of NI 52-110.

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 3.8 (Acquisition of Financial Literacy – which exempts a member of an audit committee from the requirement to be financially literate if the member becomes financially literate within a reasonable period of time following their appointment) of NI 52-110.

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

In the following discussion, “audit fees” are fees billed by the Corporation’s external auditors for services provided in auditing the Corporation’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements. “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories. The Corporation incurred the following fees for services performed by its principal accounting firm, BDO Dunwoody LLP, during fiscal 2006 and 2007:

a.	Audit Fees

The fees billed for each of the fiscal years ended December 31, 2007 and December 31, 2006 for professional services rendered by BDO Dunwoody LLP for the audit of our annual consolidated financial statements and services that are normally provided by BDO Dunwoody LLP in connection with statutory and regulatory filings or engagements for each of those fiscal years were $167,604 and $153,810, respectively.

b.	Audit Related Fees

Fees billed by BDO Dunwoody LLP for audit related services not included in item (a) were $4,156 for fiscal year ended December 31, 2007 (2006 – $26,810).

c.	Tax Fees

Aggregate fees billed by BDO Dunwoody LLP for tax compliance, tax advice and tax planning for each of the fiscal years ended December 31, 2007 and December 31, 2006 were $8,237 and $4,684, respectively. These fees include fees relating to the reviews of tax returns, tax consulting and planning.

d.	All Other Fees

Fees billed by BDO Dunwoody LLP for products or services, other than those services covered in items (a) and (b) were $10,549 and $5,741 for the fiscal years ended December 31, 2007 and December 31, 2006. These fees relate to various corporate matters, including fees billed by BDO Dunwoody LLP in connection with the review of our Management Information Circular and material for a special shareholder meeting.

e.	Audit Committee Approval of Audit and Non-Audit Services

Our Audit Committee is responsible for the oversight of our independent auditor’s work and pre-approves all services provided by BDO Dunwoody LLP. The Audit Committee sets forth its pre-approval in the minutes of its meetings. Audit Related and Tax Fees provided by BDO Dunwoody LLP are typically approved individually during the Committee’s periodic meetings or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans will be contained in the Corporation’s Management Information Circular to be prepared in connection with the Corporation’s annual and special meeting of shareholders to be held no later than June 30, 2008. Additional financial information is provided in the Corporation’s 2007 annual financial statements and management discussion and analysis, also filed on SEDAR.

SCHEDULE “A”

MINERA ANDES INC.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

A. Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Corporation the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.	To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters.

2.	To oversee the work of the external auditors.

3.	To provide better communication between directors and external auditors.

4.	To enhance the external auditors’ independence.

5.	To increase the credibility and objectivity of financial reports.

6.	To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B. Responsibility of Management and External Auditors

The Committee’s role is one of oversight. Management is responsible for preparing the Corporation’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Corporation’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

C. Membership and Organization

1. Composition—The Committee shall be comprised of not less than three independent members of the Board.

2. Independence—None of the members of the Committee shall be members of management of the Corporation, and all of them shall be “unrelated directors” (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and “independent” (as such term is used in Multilateral Instrument 52-110—Audit Committees (“MI 52-110”).

3. Appointment and Removal of Committee Members—Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

4. Financial Literacy—All of the members of the Committee shall be “financially literate” within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

5. Chair—At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee’s recommendation to the Board for its approval.

6. Venture Issuer—For so long as the Corporation is a “Venture Issuer” (as defined in MI 52-110), it is not required to comply with the provisions of paragraph 1 “Composition”, paragraph 2 “Independence” and paragraph 4 “Financial Literacy”. In the event the Corporation cannot comply with all or a part of these provisions, then the Committee shall be comprised of not less than three members of the Board, a majority of whom are not officers or employees of the Corporation or a subsidiary of the Corporation.

D. Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the Alberta Business Corporations Act, by any requirements of stock exchanges on which the securities of the Corporation are listed, and all other applicable laws.

1. Oversee External Auditors—The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

2. Internal Controls—The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a) the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

(b) any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

(c) any material issues raised by any inquiry or investigation by the Corporation’s regulators;

(d) any related significant issues and recommendations of the external auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3. Review Financial Statements—The Committee shall review the annual and interim financial statements of the Corporation and related management’s discussion and analysis (“MD&A”) prior to their approval. The process should include but not be limited to:

(a) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b) reviewing significant accruals, reserves or other estimates;

(c) reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d) reviewing accounting treatment of unusual or non-recurring transactions;

(e) ascertaining compliance with covenants under loan agreements;

(f) reviewing disclosure requirements for commitments and contingencies;

(g) reviewing unresolved differences between management and the external auditors;

(h) obtain explanations of significant variances with comparative reporting periods;

(i) reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j) reviewing audit response letters from the Corporation’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4. Public Disclosure—The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

5. Interim Financial Statements—The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6. Hiring Policies—The Committee shall review and approve the Corporation’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Corporation. The Committee shall review candidates for the position of Chief Financial Officer of the Corporation and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7. Appointment of External Auditors—With respect to the appointment of external auditors by the Board, the Committee shall:

(a) recommend to the Board the appointment of the external auditors;

(b) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c) on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors’ independence;

(d) review the performance of the external auditors;

(e) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f) review and approve in advance any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Corporation. The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. Evaluation and Rotation of Lead Partner—At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9. Review with External Auditors—Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

10. Risk Policies and Procedures—The Committee shall review risk management policies and procedures of the Corporation (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11. Treatment of Complaints/Submissions—The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Corporation from employees or others, regarding accounting, internal accounting controls, or auditing matters.

12. Investigations—The Committee shall have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee.

13. Retain Experts—The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Corporation without any further approval of the Board. The Committee has the authority to set, and have the Corporation, pay the compensation for any such persons engaged by the Committee.

14. Advising Board—The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15. Updates to Charter—The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E. Adoption of the Audit Committee Charter and Amendments

1. This Charter was adopted and approved by the Board of Directors of the Corporation on May 20, 2005.